Exhibit 99.1

XPeng Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) NYSE : XPEV _HKEX : 9868 2024 INTERIM REPORT ‘PS_JEFOUJGJDBUJPO_QVSQPTFT_POMZ

CONTENTS 2 Key Achievements 4 Management Discussion and Analysis 12 Report on Review of Interim Financial Statements 13 Unaudited Condensed Consolidated Balance Sheet 16 Unaudited Condensed Consolidated Statement of Comprehensive Loss 18 Unaudited Condensed Consolidated Statement of Changes in Shareholders? Equity 20 Unaudited Condensed Consolidated Statement of Cash Flows 23 Notes to the Unaudited Condensed Consolidated Interim Financial Statements 100 General Information 117 Corporate Information 119 Definitions

2 XPeng Inc. Key Achievements OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2024 Total deliveries of vehicles were 52,028 in the six months ended June 30, 2024, representing an increase of 25.6% from 41,435 in the six months ended June 30, 2023. XPENG?s physical sales network had a total of 611 stores as of June 30, 2024. XPENG self-operated charging station network reached 1,298 stations, including 1,028 XPENG self-operated supercharging stations and 270 destination charging stations as of June 30, 2024. Total revenues were RMB14.66 billion in the six months ended June 30, 2024, representing an increase of 61.2% from RMB9.10 billion in the six months ended June 30, 2023. Revenues from vehicle sales were RMB12.36 billion in the six months ended June 30, 2024, representing an increase of 55.7% from RMB7.94 billion in the six months ended June 30, 2023. Gross margin was 13.5% in the six months ended June 30, 2024, compared with negative 1.4% in the six months ended June 30, 2023. Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenues, was 6.0% in the six months ended June 30, 2024, compared with negative 5.9% in the six months ended June 30, 2023. Net loss was RMB2.65 billion in the six months ended June 30, 2024, compared with RMB5.14 billion in the six months ended June 30, 2023. Excluding share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB2.63 billion in the six months ended June 30, 2024, compared with RMB4.88 billion in the six months ended June 30, 2023. Net loss attributable to ordinary shareholders of XPENG was RMB2.65 billion in the six months ended June 30, 2024, compared with RMB5.14 billion in the six months ended June 30, 2023. Excluding share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB2.63 billion in the six months ended June 30, 2024, compared with RMB4.88 billion in the six months ended June 30, 2023. Basic and diluted net loss per American depositary share (ADS) were both RMB2.81 and basic and diluted net loss per ordinary share were both RMB1.41 for the six months ended June 30, 2024. Each ADS represents two Class A ordinary shares. Non-GAAP basic and diluted net loss per ADS were both RMB2.79 and non-GAAP basic and diluted net loss per ordinary share were both RMB1.39 for the six months ended June 30, 2024. Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB37.33 billion as of June 30, 2024, compared with RMB45.70 billion as of December 31, 2023. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

2 0 2 4 INTERIM REPORT 3 Key Achievements RECENT DEVELOPMENTS Deliveries in July 2024 Total deliveries were 11,145 vehicles in July 2024. As of July 31, 2024, year-to-date total deliveries were 63,173 vehicles. Deliveries in August 2024 Total deliveries were 14,036 vehicles in August 2024. As of August 31, 2024, year-to-date total deliveries were 77,209 vehicles. Entry into the Master Agreement on E/E Architecture Technical Collaboration with the Volkswagen Group On July 22, 2024, XPENG and the Volkswagen Group (?Volkswagen?) announced the entry of a Master Agreement (?Master Agreement?) on technical collaboration with respect to electrical/electronic architecture (?E/E Architecture?), which solidifies both parties? commitment to jointly develop industry-leading E/E Architecture for all locally produced vehicles based on Volkswagen?s China Main Platform (CMP) and Modular Electric Drive Matrix (MEB) platform. For details, please refer to the announcement of the Company dated July 22, 2024. OTA update of XOS 5.2.0 On July 30, 2024, XPENG fully rolled out its XOS 5.2.0 to XPENG users via the Over-the-Air (?OTA?) update. XNGP has been leveled up from ?available nationwide? to ?smooth experience anywhere?, offering users nationwide access to the enhanced XNGP on all public roads with navigation maps, regardless of city, route, or road condition. Launch of MONA M03 On August 27, 2024, XPENG held its 10th Anniversary Gala Night along with the official market launch of MONA M03, an intelligent all-electric hatchback coupe with three versions in China. With its Max version featuring the XNGP ADAS, MONA M03 is the industry?s leading mass-produced vehicle to offer high-level ADAS functionality in the price range below RMB200,000.

4 XPeng Inc. Management Discussion and Analysis FINANCIAL REVIEW Total revenues were RMB14.66 billion in the six months ended June 30, 2024, representing an increase of 61.2% from RMB9.10 billion in the six months ended June 30, 2023. Revenues from vehicle sales were RMB12.36 billion in the six months ended June 30, 2024, representing an increase of 55.7% from RMB7.94 billion in the six months ended June 30, 2023. The year-over-year increase was mainly attributable to higher vehicle deliveries in the six months ended June 30, 2024. Revenues from services and others were RMB2.30 billion in the six months ended June 30, 2024, representing an increase of 98.3% from RMB1.16 billion in the six months ended June 30, 2023. The year-over-year increase was mainly attributable to higher sales from maintenance services, which was in line with higher accumulated vehicle sales, and the increased sales from technical research and development services related to the platform and software strategic technical collaboration with the Volkswagen Group. Cost of sales was RMB12.68 billion in the six months ended June 30, 2024, representing an increase of 37.4% from RMB9.23 billion in the six months ended June 30, 2023. The year-over-year increase was mainly in line with vehicle deliveries as described above. Gross margin was 13.5% in the six months ended June 30, 2024, compared with negative 1.4% in the six months ended June 30, 2023. Vehicle margin was 6.0% in the six months ended June 30, 2024, compared with negative 5.9% in the six months ended June 30, 2023. The year-over-year increase was primarily attributable to the cost reduction and the improvement in product mix of models. Research and development expenses were RMB2.82 billion in the six months ended June 30, 2024, representing an increase of 5.8% from RMB2.66 billion in the six months ended June 30, 2023. The year-over-year increase was mainly in line with timing and progress of new vehicle programs. Selling, general and administrative expenses were RMB2.96 billion in the six months ended June 30, 2024, representing an increase of 1.1% from RMB2.93 billion in the six months ended June 30, 2023. Other income, net was RMB0.35 billion in the six months ended June 30, 2024, representing an increase of 635.1% from RMB0.05 billion in the six months ended June 30, 2023. The year-over-year increase was primarily attributable to the increase of government subsidies. Fair value gain on derivative liability relating to the contingent consideration was RMB0.19 billion in the six months ended June 30, 2024. This non-cash gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business.

2 0 2 4 INTERIM REPORT 5 Management Discussion and Analysis Loss from operations was RMB3.26 billion in the six months ended June 30, 2024, compared with RMB5.68 billion in the six months ended June 30, 2023. Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB3.23 billion in the six months ended June 30, 2024, compared with RMB5.42 billion in the six months ended June 30, 2023. Net loss was RMB2.65 billion in the six months ended June 30, 2024, compared with RMB5.14 billion in the six months ended June 30, 2023. Non-GAAP net loss, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB2.63 billion in the six months ended June 30, 2024, compared with RMB4.88 billion in the six months ended June 30, 2023. Net loss attributable to ordinary shareholders of XPENG was RMB2.65 billion in the six months ended June 30, 2024, compared with RMB5.14 billion in the six months ended June 30, 2023. Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB2.63 billion in the six months ended June 30, 2024, compared with RMB4.88 billion in the six months ended June 30, 2023. Basic and diluted net loss per ADS were both RMB2.81 in the six months ended June 30, 2024, compared with RMB5.97 in the six months ended June 30, 2023. Non-GAAP basic and diluted net loss per ADS were both RMB2.79 in the six months ended June 30, 2024, compared with RMB5.67 in the six months ended June 30, 2023. LIQUIDITY AND CAPITAL RESOURCES The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB2.65 billion and RMB5.14 billion for the six months ended June 30, 2024 and 2023, respectively. Accumulated deficit amounted to RMB38.43 billion as of June 30, 2024. Net cash used in operating activities was approximately RMB7.39 billion and RMB6.22 billion for the six months ended June 30, 2024 and 2023, respectively. The Group?s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group?s ability to continue as a going concern is dependent on management?s ability to execute its business plan successfully, which includes increasing market acceptance of the Group?s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing

6 XPeng Inc. Management Discussion and Analysis cash flows. With the completion of its initial public offering and follow-on offering on the NYSE in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11.41 billion and RMB15.98 billion, respectively. In July 2021, with the completion of its Global Offering, including the Hong Kong Public Offering and the International Offering, on the Hong Kong Stock Exchange, the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15.82 billion. In December 2023, with the completion of the investment by the Volkswagen Group, the Group received the net proceeds, after deducting related costs and expenses, of RMB5.02 billion. As of June 30, 2024, the balance of cash and cash equivalents, restricted cash, excluding RMB0.01 billion (December 31, 2023: RMB0.01 billion) restricted as to withdrawal or use for legal disputes, short-term investments and time deposits was RMB37.32 billion (December 31, 2023: RMB45.69 billion). The following table provides information regarding our cash flows for the six months ended June 30, 2024 and 2023: For the Six Months Ended June 30, 2024 2023 RMB RMB (RMB in thousands) Cash, cash equivalents and restricted cash at beginning of the period 24,302,049 14,714,046 Net cash used in operating activities (7,391,612) (6,221,971) Net cash provided by investing activities 675,525 726,625 Net cash provided by financing activities 90,392 2,451,746 Effects of exchange rate changes on cash, cash equivalents and restricted cash 28,390 15,873 Net decrease in cash, cash equivalents and restricted cash (6,597,305) (3,027,727) Cash, cash equivalents and restricted cash at end of the period 17,704,744 11,686,319 INTEREST-BEARING BANK AND OTHER BORROWINGS Short-term Bank Loans As of June 30, 2024, short-term borrowings from banks in the PRC amounted to RMB4.16 billion in aggregate. The effective interest rate of these borrowings was 2.62% per annum. As of December 31, 2023, short-term borrowings from banks in the PRC amounted to RMB3.89 billion in aggregate. The effective interest rate of these borrowings was 2.62% per annum. Certain short-term bank loans were collateralized by pledges of short-term deposits with carrying values of RMB0.23 billion and nil, as of June 30, 2024 and December 31, 2023, respectively, which were classified as ?Restricted short-term deposits?. Certain short-term bank loans were collateralized by pledges of long-term deposits with carrying values of RMB0.71 billion and RMB0.20 billion as of June 30, 2024 and December 31, 2023, respectively, which were classified as ?Restricted long-term deposits?.

2 0 2 4 INTERIM REPORT 7 Management Discussion and Analysis Long-term Bank and Other Loans In December 2020, Zhaoqing Xiaopeng Automobile Co., Ltd.* ( ) obtained a facility for financing the construction of Zhaoqing manufacturing plant, of RMB0.80 billion from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of June 30, 2024 and December 31, 2023, the bank loans were RMB0.77 billion and RMB0.78 billion with an effective interest rate of 4.98% and 4.98% per annum, respectively. For the six months ended June 30, 2024 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant, upon the acceptance of subsidy application by the local government. In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd.* ( ) obtained a facility for financing the construction of Guangzhou manufacturing plant, of up to RMB1.12 billion from a bank in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB0.84 billion and RMB0.84 billion with an effective interest rate of 4.92% and 4.99% per annum, respectively. For the six months ended June 30, 2024 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interest expenses as incurred, upon the acceptance of subsidy application by the local government. In September 2021, Xiaopeng Automobile Central China (Wuhan) Co., Ltd.* ( ) obtained a facility for financing the construction of Wuhan manufacturing base, of up to RMB3.00 billion from a syndicate of banks in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB1.98 billion and RMB2.04 billion with effective interest rates of 4.03% and 4.47% per annum, respectively. For the six months ended June 30, 2024 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing base, upon the acceptance of subsidy application by the local government. In March 2023 and September 2022, Zhaoqing Xiaopeng Automobile Co., Ltd.* ( ) obtained facilities for financing the expenditures of operations, from banks in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB1.35 billion and RMB1.40 billion with effective interest rates of 3.13% and 3.14% per annum, respectively. In September 2023 and September 2022, Zhaoqing Xiaopeng New Energy Investment Co., Ltd.* ( ) obtained facilities for financing the expenditures of operations, from banks in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB1.00 billion and RMB1.25 billion with effective interest rates of 3.07% and 3.06% per annum, respectively. In September 2023, Guangzhou Xiaopeng Automobile Finance Leasing Co., Ltd.* ( ) obtained a facility for financing the expenditures of operations, of up to RMB0.20 billion from a bank in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB0.17 billion and RMB0.17 billion with an effective interest rate of 3.80% and 3.80% per annum, respectively.

8 XPeng Inc. Management Discussion and Analysis In November 2023, Guangzhou Pengyue Automobile Development Co., Ltd.* ( ) obtained a facility for financing the expenditures of operations, of up to RMB2.35 billion from a syndicate of banks in the PRC. As of June 30, 2024 and December 31, 2023, RMB0.21 billion and RMB0.02 billion had been drawn from the banks with effective interest rates of 3.61% and 3.75% per annum, respectively. In November 2022 and March 2024, Guangzhou Xiaopeng Automobile Finance Leasing Co. Ltd.* ( ) completed the launch of asset-backed securitizations (?ABS?) by issuing senior debt securities to investors, which are collateralized by installment payment receivables. The proceeds from the issuance of senior debt securities amounting to RMB1.77 billion were reported as securitization debt. The securities were repaid as collections on the underlying collateralized assets occur and the amounts were included in ?Long-term borrowings, current portion? or ?Long-term borrowings? according to the contractual maturities of the debt securities. As of June 30, 2024, the balance of current and non-current portion of the ABS were RMB0.58 billion and RMB0.22 billion, respectively. As of December 31, 2023, the balance of current and non-current portion of the ABS were RMB0.18 billion and nil, respectively. In August 2023, Guangzhou Xiaopeng Automobile Finance Leasing Co. Ltd.* ( ) completed the launch of asset-backed notes (?ABN?) by issuing senior debt notes to investors, which are collateralized by installment payment receivables. The proceeds from the issuance of senior debt notes amounting to RMB0.84 billion were reported as securitization debt. The notes were repaid as collections on the underlying collateralized assets occur and the amounts were included in ?Long-term borrowings, current portion? or ?Long-term borrowings? according to the contractual maturities. As of June 30, 2024, the balance of current and non-current portion of the ABN were RMB0.21 billion and RMB0.01 billion, respectively. As of December 31, 2023, the balance of current and non-current portion of the ABN were RMB0.24 billion and RMB0.09 billion, respectively. As of June 30, 2024, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders. TREASURY POLICY If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, it may seek to issue equity or debt securities or obtain credit facilities. PLEDGE OF ASSETS As of June 30, 2024, the Group pledged restricted cash and restricted deposits of RMB5.27 billion (December 31, 2023: RMB3.94 billion) for bank borrowings and the issuance of letter of guarantee, bank notes, legal disputes and others. Certain manufacturing buildings of Guangzhou and Zhaoqing plants, the land use right of Wuhan base and Guangzhou Xiaopeng technology park and the equipments of Wuhan base were used to secure the long-term bank loan with a total appraised value of RMB5.36 billion (December 31, 2023: RMB4.26 billion).

2 0 2 4 INTERIM REPORT 9 Management Discussion and Analysis GEARING RATIO Gearing ratio equals total debt divided by total equity as of the end of the Reporting Period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2024, the gearing ratio of the Group is 33.8% (December 31, 2023: 30.0%). MATERIAL INVESTMENTS For the six months ended June 30, 2024, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group?s total assets as of June 30, 2024). As of June 30, 2024, the Group did not have other plans for material investments and capital assets. CAPITAL COMMITMENTS AND CAPITAL EXPENDITURE As of June 30, 2024, the Group had capital commitments amounting to RMB0.42 billion for the acquisition of property, plant and equipment, which were primarily for Guangzhou and Zhaoqing Plant, and Wuhan base, and RMB0.54 billion for other investments. CONTINGENT LIABILITIES As of June 30, 2024, the Group did not have any material contingent liabilities. MATERIAL ACQUISITIONS AND DISPOSALS For the six months ended June 30, 2024, the Group did not have any material acquisitions and disposals. RISK MANAGEMENT Foreign Exchange Risk The Group uses Renminbi as its reporting currency. Most of the Group?s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of subsidiaries in the PRC, the variable interest entities (the ?VIE?) and the VIE? s subsidiaries is the Renminbi. The Group?s exposure to U.S. dollars exchanges rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars and the U.S. dollar-denominated other receivables held by the Group and its subsidiaries whose functional currency is Renminbi. The Group may enter into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the Reporting Period, the Group did not enter into any foreign exchange forward contracts. As of June 30, 2024, the Group did not hold any foreign exchange forward contracts for hedging purposes.

10 XPeng Inc. Management Discussion and Analysis To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group. Interest Rate Risk The Group?s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at variable rates expose the Group to cash flow interest rate risk. During the Reporting Period, the Group had not used any financial instrument to hedge its exposure to interest rate risk. EMPLOYEES AND REMUNERATION POLICIES The following table sets forth the breakdown of the Group?s employees by function as of June 30, 2024: Number of Function Employees Research and development 5,619 Sales and marketing 4,357 Manufacturing 2,767 General and administration 87 Operation 431 Total 13,261 The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company?s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group?s employees by internal speakers and third-party consultants.

2 0 2 4 INTERIM REPORT 11 Management Discussion and Analysis The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased additional commercial health insurance to increase insurance coverage of its employees. BUSINESS OUTLOOK While macro uncertainties persist into the second half of 2024, we believe the near-term challenges will not change the long-term growth trajectory in the Smart EV market in China and globally. We are convinced that our upcoming suite of new products will increasingly showcase XPENG’s unswerving long-term investment in advancing electrification and critical smart technologies. We will continue to drive innovation in our software and hardware products and offer consumers smart electric vehicles that deliver an unparalleled combination of leading-edge technology, brilliant design and an exceptional smart driving experience.

12 XPeng Inc. Report on Review of Interim Financial Statements To the Board of Directors of XPeng Inc. (incorporated in the Cayman Islands with limited liability) Introduction We have reviewed the interim financial statements set out on pages 13 to 99, which comprise the interim condensed consolidated balance sheet of XPeng Inc. (the ?Company?) and its subsidiaries (together, the ?Group?) as at June 30, 2024 and the interim condensed consolidated statement of comprehensive loss, the interim condensed consolidated statement of changes in shareholders? equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America (?U.S. GAAP?). The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these interim financial statements based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, ?Review of Interim Financial Information Performed by the Independent Auditor of the Entity? issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements of the Group are not prepared, in all material respects, in accordance with U.S. GAAP. PricewaterhouseCoopers Certified Public Accountants Hong Kong, August 20, 2024

2 0 2 4 INTERIM REPORT 13 Unaudited Condensed Consolidated Balance Sheet (All amounts in thousands, except for share and per share data) As of June 30, As of December 31, 2024 2023 Note RMB RMB ASSETS Current assets Cash and cash equivalents 2(g) 14,253,645 21,127,163 Restricted cash 2(h) 3,451,099 3,174,886 Short-term deposits 2(i) 10,868,694 9,756,979 Restricted short-term deposits 533,377 ?Short-term investments 2(k), 5 250,967 781,216 Long-term deposits, current portion 2(i) 2,765,569 7,054,915 Accounts and notes receivable, net 6 2,135,141 2,716,216 Installment payment receivables, net, current portion 12 1,972,380 1,881,755 Inventory 7 5,565,776 5,526,212 Amounts due from related parties 25 33,533 12,948 Prepayments and other current assets 8 2,902,937 2,489,339 Total current assets 44,733,118 54,521,629 Non-current assets Long-term deposits 2(i) 3,915,641 3,035,426 Restricted long-term deposits 17 1,287,281 767,899 Property, plant and equipment, net 9 10,467,934 10,954,485 Right-of-use assets, net 1,270,676 1,455,865 Intangible assets, net 10 4,705,139 4,948,992 Land use rights, net 11 2,764,487 2,789,367 Installment payment receivables, net 12 3,187,137 3,027,795 Long-term investments 13 2,061,775 2,084,933 Other non-current assets 14 605,601 576,150 Total non-current assets 30,265,671 29,640,912 Total assets 74,998,789 84,162,541

14 XPeng Inc. Unaudited Condensed Consolidated Balance Sheet (All amounts in thousands, except for share and per share data) As of June 30, As of December 31, 2024 2023 Note RMB RMB LIABILITIES Current liabilities Short-term borrowings 17 4,157,200 3,889,100 Accounts and notes payable 15 16,389,995 22,210,431 Amounts due to related parties 25 175 30,880 Operating lease liabilities, current portion 323,210 365,999 Finance lease liabilities, current portion 34,878 34,382 Deferred revenue, current portion 20 889,625 630,997 Long-term borrowings, current portion 17 1,977,994 1,363,835 Accruals and other liabilities 16 6,015,270 7,580,195 Income taxes payable 7,852 5,743 Total current liabilities 29,796,199 36,111,562 Non-current liabilities Long-term borrowings 17 5,358,915 5,650,782 Operating lease liabilities 1,367,459 1,490,882 Finance lease liabilities 796,947 777,697 Deferred revenue 20 667,165 668,946 Derivative liability 5 208,974 393,473 Deferred tax liabilities 364,272 404,018 Other non-current liabilities 18 2,433,492 2,336,654 Total non-current liabilities 11,197,224 11,722,452 Total liabilities 40,993,423 47,834,014 Commitments and contingencies 26

2 0 2 4 INTERIM REPORT 15 Unaudited Condensed Consolidated Balance Sheet (All amounts in thousands, except for share and per share data) As of June 30, As of December 31, 2024 2023 Note RMB RMB SHAREHOLDERS? EQUITY Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,543,510,227 and 1,538,109,009 shares issued, 1,539,345,445 and 1,535,297,395 shares outstanding as of June 30, 2024 and December 31, 2023, respectively) 21 103 103 Class B Ordinary shares (US$0.00001 par value; 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively) 21 21 21 Additional paid-in capital 70,414,048 70,198,031 Statutory and other reserves 79,337 60,035 Accumulated deficit (38,432,174) (35,760,301) Accumulated other comprehensive income 1,944,031 1,830,638 Total shareholders? equity 34,005,366 36,328,527 Total liabilities and shareholders? equity 74,998,789 84,162,541 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

16 XPeng Inc. Unaudited Condensed Consolidated Statement of Comprehensive Loss (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2024 2023 Note RMB RMB Revenues Vehicle sales 19 12,363,263 7,938,304 Services and others 19 2,296,240 1,157,812 Total revenues 14,659,503 9,096,116 Cost of sales(1) Vehicle sales (11,626,329) (8,405,064) Services and others (1,053,631) (821,411) Total cost of sales (12,679,960) (9,226,475) Gross profit (loss) 1,979,543 (130,359) Operating expenses(1) Research and development expenses 2(t) (2,817,200) (2,662,961) Selling, general and administrative expenses 2(u) (2,962,048) (2,930,245) Total operating expenses (5,779,248) (5,593,206) Other income, net 2(w) 352,883 48,005 Fair value gain on derivative liability relating to the contingent consideration 191,793 ? Loss from operations (3,255,029) (5,675,560) Interest income 755,327 603,378 Interest expenses (166,520) (129,674) Investment loss on long-term investments 13 (55,292) (30,264) Exchange gain from foreign currency transactions 7,886 44,746 Other non-operating income, net 7,617 10,288 Loss before income tax benefit (expenses) and share of results of equity method investees (2,706,011) (5,177,086) Income tax benefit (expenses) 23 32,713 (14,374) Share of results of equity method investees 13 20,727 49,850 Net loss (2,652,571) (5,141,610) Net loss attributable to ordinary shareholders of XPeng Inc. (2,652,571) (5,141,610)

2 0 2 4 INTERIM REPORT 17 Unaudited Condensed Consolidated Statement of Comprehensive Loss (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2024 2023 Note RMB RMB Net loss (2,652,571) (5,141,610) Other comprehensive income Foreign currency translation adjustment, net of tax 113,393 632,313 Total comprehensive loss attributable to XPeng Inc. (2,539,178) (4,509,297) Comprehensive loss attributable to ordinary shareholders of XPeng Inc. (2,539,178) (4,509,297) Weighted average number of ordinary shares used in computing net loss per ordinary share Basic and diluted 24 1,886,710,018 1,722,728,620 Net loss per ordinary share attributable to ordinary shareholders Basic and diluted 24 (1.41) (2.98) (1) Share-based compensation was allocated in cost of sales and operating expenses as follows: For the Six Months Ended June 30, 2024 2023 Note RMB RMB Cost of sales 1,236 1,269 Selling, general and administrative expenses 66,901 97,506 Research and development expenses 147,880 160,433 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

18 XPeng Inc.

Unaudited Condensed Consolidated Statement of Changes in Shareholders' Equity

(All amounts in thousands, except for share and per share data)

	Note	Ordinary Shares		Treasury Shares		Additional	Statutory	Accumulated Other	Accumulated	Total Shareholders'
		Shares	Par Value	Shares	Par Value	Paid-in Capital	and Other Reserves	Comprehensive Income	Deficit	Equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023		**1,886,817,266**	**125**	**(2,811,614)**	**(1)**	**70,198,031**	**60,035**	**1,830,638**	**(35,760,301)**	**36,328,527**
Share-based compensation	22	–	–	–	–	216,017	–	–	–	216,017
Issuance of treasury shares	21	4,716,344	–	(4,716,344)	–	–	–	–	–	–
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	21	–	–	3,363,176	–	–	–	–	–	–
Issuance of ordinary shares for vested RSUs	21	684,874	–	–	–	–	–	–	–	–
Foreign currency translation adjustment, net of tax		–	–	–	–	–	–	113,393	–	113,393
Net loss		–	–	–	–	–	–	–	(2,652,571)	(2,652,571)
Appropriations to reserves		–	–	–	–	–	19,302	–	(19,302)	–
Balance as of June 30, 2024		**1,892,218,484**	**125**	**(4,164,782)**	**(1)**	**70,414,048**	**79,337**	**1,944,031**	**(38,432,174)**	**34,005,366**

2024 INTERIM REPORT 19

Unaudited Condensed Consolidated Statement of Changes in Shareholders' Equity

(All amounts in thousands, except for share and per share data)

	Note	Ordinary Shares Shares	Ordinary Shares Par Value RMB	Treasury Shares Shares	Treasury Shares Par Value RMB	Additional Paid-in Capital RMB	Statutory and Other Reserves RMB	Accumulated Other Comprehensive Income RMB	Accumulated Deficit RMB	Total Shareholders' Equity RMB
Balance as of December 31, 2022		1,725,402,056	114	(4,919,170)	(1)	60,691,019	6,425	1,544,024	(25,330,916)	36,910,665
Share-based compensation	22	–	–	–	–	259,208	–	–	–	259,208
Issuance of treasury shares	21	5,609,128	–	(5,609,128)	–	–	–	–	–	–
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	21	–	–	2,808,214	–	–	–	–	–	–
Issuance of ordinary shares for vested RSUs	21	92,500	–	–	–	–	–	–	–	–
Foreign currency translation adjustment, net of tax		–	–	–	–	–	–	632,313	–	632,313
Net loss		–	–	–	–	–	–	–	(5,141,610)	(5,141,610)
Appropriations to reserves		–	–	–	–	–	12,387	–	–	12,387
Balance as of June 30, 2023		1,731,103,684	114	(7,720,084)	(1)	60,950,227	18,812	2,176,337	(30,472,526)	32,672,963

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

20 XPeng Inc. Unaudited Condensed Consolidated Statement of Cash Flows (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2024 2023 Note RMB RMB Cash flows from operating activities Net loss (2,652,571) (5,141,610) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation of property, plant and equipment 9 864,186 623,073 Amortization of intangible assets 10 247,411 81,819 Amortization of right-of-use assets 162,661 131,240 Amortization of land use rights 11 24,880 24,061 Loss (gain) on disposal of property, plant and equipment 2(l) 8,617 (6,760) Loss of disposal of intangible asset 58 306 Impairment of property, plant and equipment 39,816 46,699 Current expected credit loss of accounts receivable 2(j) 10,365 2,105 Current expected credit loss of installment payment receivables 2(j) 19,619 16,366 Current expected credit loss of other current and non-current assets 2(j) 9,065 5,773 Inventory write-downs 7 710,136 353,090 Exchange gain from foreign currency transactions (7,886) (44,746) Interest income (13,587) (137,962) Share-based compensation 22 216,017 259,208 Fair value gain on derivative liability relating to the contingent consideration (191,793) ? Investment loss on long-term investments 13 55,292 30,264 Share of results of equity method investees 13 (20,727) (49,850) Changes in operating assets and liabilities: Accounts and notes receivable 570,710 277,328 Inventory (746,532) 413,169 Amounts due from related parties (20,585) 21,562 Prepayments and other current assets (93,911) 110,717 Other non-current assets 14,492 64,811 Accounts and notes payable (5,820,436) (2,916,781) Deferred revenue 20 256,847 44,305 Operating lease liabilities (143,684) (117,424) Accruals and other liabilities (648,982) (54,877) Other non-current liabilities 96,838 65,242 Installment payment receivables (269,586) (328,753) Amounts due to related parties (30,705) 1,020 Deferred tax liabilities (39,746) ? Income taxes payable 2,109 4,634 Net cash used in operating activities (7,391,612) (6,221,971)

2 0 2 4 INTERIM REPORT 21 Unaudited Condensed Consolidated Statement of Cash Flows (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2024 2023 Note RMB RMB Cash flows from investing activities (Placement) Maturities of short-term deposits (1,122,522) 4,132,810 Placement of restricted short-term deposits (451,868) (1,010,000) Maturities (Placement) of long-term deposits 3,139,020 (1,200,000) Placement of restricted long-term deposits (500,000) (550,000) Maturities of short-term investments 543,836 827,742 Purchase of property, plant and equipment (1,024,534) (1,242,582) Receipt of government subsidy related to assets ? 35,458 Purchase of intangible assets (2,871) (98,075) Disposal of property, plant and equipment 94,464 45,041 Purchase of land use rights ? (88,011) Cash paid for long-term investments ? (125,758) Net cash provided by investing activities 675,525 726,625

22 XPeng Inc. Unaudited Condensed Consolidated Statement of Cash Flows (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2024 2023 Note RMB RMB Cash flows from financing activities Proceeds from borrowings 4,422,121 4,377,264 Repayments of borrowings (3,831,729) (1,901,178) Repayments of debt from third party investors (500,000) ? Repayments of finance lease liabilities ? (24,340) Net cash provided by financing activities 90,392 2,451,746 Effects of exchange rate changes on cash, cash equivalents and restricted cash 28,390 15,873 Net decrease in cash, cash equivalents and restricted cash (6,597,305) (3,027,727) Cash, cash equivalents and restricted cash at beginning of the period 24,302,049 14,714,046 Cash, cash equivalents and restricted cash at end of the period 17,704,744 11,686,319 Supplemental disclosure of cash flows information Cash paid for interest, net of amounts capitalized (209,748) (149,337) Acquisition of property, plant and equipment included in liabilities 531,678 1,305,498 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2 0 2 4 INTERIM REPORT 23 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (a) Principal activities XPeng Inc. (?XPeng? or the ?Company?) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (?VIE?) and VIE?s subsidiaries (?VIEs?, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the ?Group?. The Group designs, develops and delivers smart electric vehicles. It manufactures all vehicles through its own plants in Zhaoqing and Guangzhou, and its own manufacturing base in Wuhan. As of June 30, 2024, its primary operations are conducted in the People?s Republic of China (?PRC?). The condensed consolidated financial statements comprise the condensed consolidated balance sheet as of June 30, 2024 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders? equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information (collectively defined as the ?Interim Financial Statements?) (b) Initial public offering and global offering In August and December 2020, the Company completed its initial public offering (?IPO?) and follow-on offering (?FO?) on the New York Stock Exchange (?NYSE?). In July 2021, the Company completed its global offering (?Global Offering?), including the Hong Kong Public Offering and the International Offering, on the Stock Exchange of Hong Kong Limited (?HKEX?).

24 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs

As of June 30, 2024, the Company's principal subsidiaries and VIEs are as follows:

Principal subsidiaries	Place of incorporation	Date of incorporation or acquisition	Issued and fully paid share capital	Equity interest held	Principal activities
Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd. ("**Chengxing**")	PRC	January 09, 2015	RMB3,222,800	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd. ("**Xiaopeng Technology**")	PRC	May 12, 2016	RMB6,126,316	100%	Design and technology development
Guangzhou Xiaopeng Automobile Manufacturing Co., Ltd.	PRC	April 07, 2017	RMB150,000	100%	Design and technology development
Zhaoqing Xiaopeng New Energy Investment Co., Ltd. ("**Zhaoqing Xiaopeng New Energy**")	PRC	February 13, 2020	RMB8,000,000	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng Automobile Co., Ltd. ("**Zhaoqing XPeng**")	PRC	May 18, 2017	RMB9,000,000	100%	Manufacturing of battery pack
Xiaopeng Motors Sales Co., Ltd. ("**Xiaopeng Motors Sales**")	PRC	January 08, 2018	RMB3,500,000	100%	Vehicle wholesale and retail
Beijing Xiaopeng Automobile Co., Ltd. ("**Beijing Xiaopeng**")	PRC	April 28, 2018	RMB50,000	100%	Vehicle wholesale and retail, design and technology development
Beijing Xiaopeng Automobile Sales Service Co., Ltd.	PRC	November 09, 2020	RMB10,000	100%	Vehicle wholesale and retail
Guangzhou Xiaopeng Automatic Driving Technology Co., Ltd.	PRC	November 18, 2019	RMB1,000,000	100%	Technology development
Guangzhou Xiaopeng Smart Charging Technology Co., Ltd.	PRC	June 22, 2020	RMB4,745,000	100%	Smart charging technology development

2024 INTERIM REPORT 25

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

As of June 30, 2024, the Company's principal subsidiaries and VIEs are as follows (continued):

Principal subsidiaries	Place of incorporation	Date of incorporation or acquisition	Issued and fully paid share capital	Equity interest held	Principal activities
Xiaopeng Automobile Central China (Wuhan) Co., Ltd. ("**Wuhan Xiaopeng**")	PRC	April 30, 2021	RMB4,000,000	100%	Technology development and vehicle retail
Shanghai Xiaopeng Motors Technology Co., Ltd. ("**Shanghai Xiaopeng**")	PRC	February 12, 2018	RMB50,000	100%	Technology development and vehicle retail
Guangzhou Zhipeng Manufacturing Co., Ltd.	PRC	January 14, 2021	RMB1,500,000	100%	Manufacturing of vehicles
Wuhan Xiaopeng Smart Manufacturing Co., Ltd.	PRC	August 16, 2021	RMB1,500,000	100%	Manufacturing of battery pack and electric drive system
Shenzhen Xiaopeng Automobile Supply Chain Management Co., Ltd	PRC	January 5, 2024	RMB10,000,000	100%	Export trading
XPeng Huitian Holding Limited	BVI	October 12, 2020	–	100%	Investment holding
XPeng Dogotix Holding Limited	BVI	January 05, 2021	–	100%	Investment holding
Dogotix Inc.	BVI	October 09, 2023	US$2	100%	Investment holding
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	–	100%	Investment holding

(1) The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

26 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

As of June 30, 2024, the Company's principal subsidiaries and VIEs are as follows (continued):

	Place of incorporation	Date of incorporation or acquisition	Principal activities
VIEs			
Guangzhou Zhipeng IoV Technology Co., Ltd. ("**Zhipeng IoV**") (Note 1(c)(i))	PRC	May 23, 2018	Business of development and the operation of an Internet of Vehicles network
Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd. ("**Yidian Chuxing**") (Note 1(c)(ii))	PRC	May 24, 2018	Business of provision of online-hailing services through online platform
Guangzhou Xintu Technology Co., Ltd. ("**Xintu Technology**") (Note 1(c)(i))	PRC	April 27, 2021	Surveying and mapping
Guangdong Intelligent Insurance Agency Co., Ltd. ("**GIIA**", formerly known as Qingdao Miaobao Insurance Agency Co., Ltd.) (Note 1(c)(iii))	PRC	July 22, 2022	Insurance agency
VIEs' subsidiary			
Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. ("**Zhipeng Kongjian**", formerly known as Jiangsu Zhitu Technology Co., Ltd., a subsidiary of Xintu Technology) (Note 1(c)(i))	PRC	June 23, 2021	Surveying and mapping

2 0 2 4 INTERIM REPORT 27 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (i) Zhipeng IoV which is primarily engaged in the business of development and the operation of an Internet of Vehicles network was established by two shareholders of the Company (the ?Zhipeng IoV?s Nominee Shareholders?) on May 23, 2018. On May 28, 2018, Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV?s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner?s rights over Zhipeng IoV. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Zhipeng IoV to direct the activities that most significantly impact Zhipeng IoV?s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Management concluded that Zhipeng IoV is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Zhipeng IoV and shall consolidate the financial results of Zhipeng IoV in the Group?s unaudited condensed consolidated financial statements under U.S. GAAP. On April 27, 2021, Zhipeng IoV established Xintu Technology and became the only shareholder of Xintu Technology. On June 23, 2021, Xintu Technology acquired 100% of the equity interest of Zhipeng Kongjian which possesses surveying and mapping qualification certificate, which is determined to be an asset acquisition. On August 12, 2021, Guangzhou Kuntu Technology Co., Ltd. (?Kuntu Technology?), a company controlled by the Zhipeng IoV?s Nominee Shareholders, acquired 100% of the equity interest of Xintu Technology from Zhipeng IoV. On the same day, Xiaopeng Technology, Xintu Technology and Kuntu Technology entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner?s rights over Xintu Technology. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Xintu Technology to direct the activities that most significantly impact Xintu Technology?s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Xintu Technology. Management concluded that Xintu Technology is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Xintu Technology and shall consolidate the financial results of Xintu Technology in the Group?s unaudited condensed consolidated financial statements under U.S. GAAP. As of June 30, 2024, Xintu Technology did not have significant operations, nor any material assets or liabilities.

28 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (i) (continued) On September 6, 2021, Xiaopeng Technology (wholly owned by the Company) acquired 50% equity interests in Zhipeng IoV from Zhipeng IoV?s Nominee Shareholders. At the same time, the aforementioned contractual agreements had been modified to reflect the change of equity interests in Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV?s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner?s rights over Zhipeng IoV. On April 20, 2024, the original Nominee Shareholders of Zhipeng IoV changed to a new Nominee Shareholder, who is an employee from the Group, and the aforementioned contractual agreements had been modified to reflect the change of nominee shareholders of Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV?s new Nominee Shareholder entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner?s rights over Zhipeng IoV. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE?s primary beneficiary, with a controlling financial interest under ASC 810 in Zhipeng IoV, to direct the activities that most significantly impact Zhipeng IoV?s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Accordingly, the Company continued to consolidate the financial results of Zhipeng IoV under U.S. GAAP. As of June 30, 2024, Zhipeng IoV did not have significant operations, nor any material assets or liabilities. (ii) Yidian Chuxing which is primarily engaged in the business of provision of online-hailing services through online platform was established by two shareholders of the Company (the ?Yidian Chuxing?s Nominee Shareholders?) on May 24, 2018. On May 28, 2018, Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd, (?Xiaopeng Chuxing?), Yidian Chuxing, and Yidian Chuxing?s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner?s rights over Yidian Chuxing. These agreements provide the Company, as the only shareholder of Xiaopeng Chuxing, with a controlling financial interest under ASC 810 in Yidian Chuxing to direct the activities that most significantly impact Yidian Chuxing?s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Management concluded that Yidian Chuxing is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Yidian Chuxing and shall consolidate the financial results of Yidian Chuxing in the Group?s unaudited condensed consolidated financial statements under U.S. GAAP.

2 0 2 4 INTERIM REPORT 29 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (ii) (continued) On September 10, 2021, Xiaopeng Chuxing (wholly owned by the Company) acquired 50% equity interests in Yidian Chuxing from Yidian Chuxing?s Nominee Shareholders. At the same time, the aforementioned contractual agreements have been modified to reflect the change of equity interests in Yidian Chuxing. Xiaopeng Chuxing, Yidian Chuxing, and Yidian Chuxing?s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner?s rights over Yidian Chuxing. On April 20, 2024, the original Nominee Shareholders of Yidian Chuxing changed to a new Nominee Shareholder, who is an employee from the Group, and the aforementioned contractual agreements had been modified to reflect the change of nominee shareholders of Yidian Chuxing. Xiaopeng Chuxing, Yidian Chuxing, and Yidian Chuxing?s new Nominee Shareholder entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner?s rights over Yidian Chuxing. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE?s primary beneficiary, with a controlling financial interest under ASC 810 in Yidian Chuxing, to direct the activities that most significantly impact Yidian Chuxing?s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Accordingly, the Company continued to consolidate the financial results of Yidain Chuxing under U.S. GAAP. As of June 30, 2024, Yidian Chuxing did not have significant operations, nor any material assets or liabilities. (iii) GIIA, primarily engaged in the business of insurance agency services and established in 2007, was acquired by Guangzhou Xuetao Enterprise Management Co., Ltd. (?Guangzhou Xuetao?), a company jointly established by the former senior vice president of the Company and his spouse (the ?GIIA?s Nominee Shareholders?). On July 22, 2022, Xiaopeng Motors Sales (wholly owned by the Company), Guangzhou Xuetao and GIIA?s Nominee Shareholders entered into a cooperation agreement that Guangzhou Xuetao irrevocably authorized Xiaopeng Motors Sales to exercise the 100% equity owner?s rights over GIIA. The agreement provides the Company, as the only shareholder of Xiaopeng Motors Sales, with a controlling financial interest under ASC 810 in GIIA to direct the activities that most significantly impact GIIA?s economic performance and enable the Company to obtain substantially all of the economic benefits arising from GIIA. As a result of this contractual arrangement, management concluded that GIIA is a VIE of the Company and the Company is the ultimate primary beneficiary of GIIA and shall consolidate the financial results of GIIA in the Group?s unaudited condensed consolidated financial statements under U.S. GAAP. As of June 30, 2024, GIIA did not have significant operations, nor any material assets or liabilities.

30 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (c) Principal subsidiaries and VIEs (continued) (iii) (continued) On January 31, 2024, this cooperation agreement was terminated and new contractual agreements that irrevocably authorized Xiaopeng Motors Sales to exercise the equity owner?s rights over GIIA, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney, were entered into among GIIA, Xiaopeng Motors Sales, Guangzhou Xuetao and a new nominee shareholder of Guangzhou Xuetao, who is the Company Secretary. These agreements provide the Company, as the only shareholder of Xiaopeng Motors Sales, with a controlling financial interest under ASC 810 in GIIA to direct the activities that most significantly impact GIIA?s economic performance and enable the Company to obtain substantially all of the economic benefits arising from GIIA. Management concluded that GIIA is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of GIIA and shall consolidate the financial results of GIIA in the Group?s unaudited condensed consolidated financial statements under U.S. GAAP. (d) Liquidity The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB2,652,571 and RMB5,141,610 for the six months ended June 30, 2024 and 2023, respectively. Accumulated deficit amounted to RMB38,432,174 and RMB35,760,301 as of June 30, 2024 and December 31, 2023, respectively. Net cash used in operating activities was approximately RMB7,391,612 and RMB6,221,971 for the six months ended June 30, 2024 and 2023, respectively. The Group?s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group?s ability to continue as a going concern is dependent on management?s ability to execute its business plan successfully, which includes increasing market acceptance of the Group?s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its IPO and FO on NYSE in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11,409,248 and RMB15,980,227, respectively. In July 2021, with the completion of its Global Offering on HKEX, the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of Hong Kong dollar (HK$)15,823,315.

2 0 2 4 INTERIM REPORT 31 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 1. Organization and Nature of Operations (continued) (d) Liquidity (continued) In December 2023, with the completion of the strategic minority investment by Volkswagen Group (“Volkswagen”), the Group received the net proceeds, after deducting related costs and expenses, of RMB5,019,599. As of June 30, 2024, the Group’s balance of cash and cash equivalents, restricted cash, excluding RMB5,157 restricted as to withdrawal or use for legal disputes, short-term deposits, restricted short-term deposits, short-term investments, and current portion of long-term deposits was RMB32,118,194. Management concluded that its existing balance of cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments and current portion of long-term deposits as of June 30, 2024, provide the Group with sufficient liquidity to meet its working capital requirements and contractual (including debt) obligations for the next twelve months following the issuance of the unaudited condensed consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. 2. Summary of Significant Accounting Policies (a) Basis of presentation The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for Interim Financial Statements. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2024, results of operations and cash flows for the six months ended June 30, 2024 and 2023. The consolidated balance sheet as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2023. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2024 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

32 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (b) Principles of consolidation The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power: has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investees under a statute or agreement among the shareholders or equity holders. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. (c) Use of estimates The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of the most likely amount of variable considerations, the determination of the estimated total costs to complete a contract, the determination of warranty cost, lower of cost and net realizable value of inventory, losses on purchase commitments relating to inventory, assessment for impairment of long-lived assets and intangible assets, useful lives and residual values of long-lived assets and finite-lived intangible assets, determination of the fair value of derivative liability relating to the contingent consideration in business combination, fair value of assets and liabilities acquired or assumed in business combination, fair value of assets and liabilities acquired or assumed in asset acquisition, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses, determination of the fair value of debt investments accounted for under the fair value option model as well as subsequent adjustments for equity investments without readily determinable fair values and not accounted for by the equity method.

2 0 2 4 INTERIM REPORT 33 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (c) Use of estimates (continued) Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates. (d) Functional currency and foreign currency translation The Company uses Renminbi (“RMB”) as its reporting currency. The functional currencies of the Company and its subsidiaries which are incorporated in the Cayman Islands, British Virgin Islands, United States, Hong Kong and other regions is United States dollars (“US$”) or their respective local currencies, while the functional currencies of the other subsidiaries and VIEs which are incorporated in the PRC are RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters. Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited condensed consolidated statement of comprehensive loss. The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the unaudited condensed consolidated statement of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the unaudited condensed consolidated statement of changes in shareholders’ equity.

34 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (e) Business combinations and goodwill The Group accounts for business combinations under ASC 805, Business Combinations. Business combinations are recorded using the acquisition method of accounting, and the transaction consideration of an acquisition is determined based upon the aggregate fair value at the date of exchange of the assets transferred, liabilities incurred, and equity instruments issued, including any consideration contingent upon future events as defined. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the total transaction consideration over the aggregate fair value of the acquired identifiable net assets is recorded as goodwill. If the total transaction consideration is less than the fair values of the net assets of the subsidiaries acquired, the difference is recognized directly in the unaudited condensed consolidated statement of comprehensive loss. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by performing the quantitative test through comparing each reporting unit’s fair value to its carrying value, including goodwill. No impairment provision was made related to the Group’s goodwill for the period ended June 30, 2024. (f) Fair value Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability. The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value: Level I — Quoted prices in active markets for identical assets or liabilities.

2 0 2 4 INTERIM REPORT 35 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (f) Fair value (continued) Level II — Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities. Level III — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Financial assets and liabilities that are measured at amortized cost primarily consist of cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposit, short-term investments, accounts and notes receivable, installment payment receivables, long-term deposits, restricted long-term deposits, equity method investments, other assets, accounts and notes payable, short-term borrowings, finance lease liabilities, operating lease liabilities, accruals and other liabilities and long-term borrowings. As of June 30, 2024 and December 31, 2023, the carrying values of these financial instruments, except for other non-current assets, non-current portion of long-term deposits, restricted long-term deposit, non-current portion of long-term borrowings, and non-current portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments. Financial assets and liabilities that are measured at fair value on a recurring basis consist of short-term investments, equity investments with readily determinable fair values, debt investments that are accounted for under the fair value option model and derivative liability.

36 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (f) Fair value (continued) All of the Group’s short-term investments, which are comprised primarily of structured deposits, bank financial products, are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate, gold market price or benchmark interest rates. These instruments are not valued using quoted market prices, but can be valued based on other observable inputs, such as interest rates and currency rates. Equity investments with readily determinable fair values (Note 13) are valued using the quoted prices in active markets at the reporting date, which are classified within Level I of the fair value hierarchy. The Group has debt investments that are accounted for under the fair value option model (Note 13) and a derivative liability relating to certain contingent consideration, which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings. Such debt investments and derivative liability are classified within Level III of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values. (g) Cash and cash equivalents Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

2 0 2 4 INTERIM REPORT 37 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (g) Cash and cash equivalents (continued) Cash and cash equivalents as reported in the unaudited condensed consolidated statement of cash flows are presented separately on the unaudited condensed consolidated balance sheets as follows: As of June 30, 2024 As of December 31, 2023 Amount RMB equivalent Amount RMB equivalent Cash and cash equivalents: RMB 8,295,769 8,295,769 13,597,107 13,597,107 US$ 797,546 5,683,948 1,021,773 7,236,909 HK$ 3,458 3,156 4,218 3,823 Others not applicable 270,772 not applicable 289,324 Total 14,253,645 21,127,163 As of June 30, 2024 and December 31, 2023, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, Hong Kong and United States. (h) Restricted cash Restricted cash primarily represents bank deposits for letters of guarantee, bank notes and others amounted to RMB3,445,942 and RMB3,168,578 as of June 30, 2024 and December 31, 2023, respectively. In addition, restricted cash includes certain deposits, amounting to RMB5,157 and RMB6,308 as of June 30, 2024 and December 31, 2023, respectively, that are restricted due to legal disputes. (i) Short-term and long-term deposits Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the unaudited condensed consolidated statement of comprehensive loss during the periods presented. As of June 30, 2024 and December 31, 2023, substantially all of the Group’s short-term deposits amounting to RMB10,868,694 and RMB9,756,979, respectively, had been placed in reputable financial institutions in the PRC.

38 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (i) Short-term and long-term deposits (continued) Long-term deposits represent time deposits placed with banks with original maturities more than one year. Interest earned is recorded as interest income in the unaudited condensed consolidated statement of comprehensive loss during the periods presented. As of June 30, 2024 and December 31, 2023, substantially all of the Group’s long-term deposits amounting to RMB6,681,210 and RMB10,090,341, respectively, had been placed in reputable financial institutions in the PRC, out of which, RMB2,765,569 and RMB7,054,915 will be due within one year and are classified to “Long-term deposits, current portion”, respectively. The Group used to report certain restricted term deposits on net basis in the unaudited condensed consolidated statement of cash flows which should instead be presented on a gross basis under ASC 230. The comparative figures for the six months ended June 30, 2023 had been revised to gross present placement of restricted short-term deposits and long-term deposits, amounting to RMB1,010,000 and RMB550,000, respectively. This revision had no impact on the unaudited condensed consolidated balance sheets, the unaudited condensed consolidated statements of comprehensive loss for the period nor did it have an impact on total cash flows from operating, investing or financing activities. (j) Current expected credit losses The Group’s cash and cash equivalents, restricted cash, time deposit in bank, accounts and notes receivable, amounts due from related parties, other current assets, installment payment receivables, and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, deposit, installment payment receivables and others aforementioned, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions and supportable forecasts of future economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter end based on the Group’s specific facts and circumstances. For the six months ended June 30, 2024 and 2023 the Group recorded RMB39,049 and RMB24,244 in expected credit loss expense in selling, general and administrative expenses, respectively. As of June 30, 2024, the expected credit loss provision recorded in current and non-current assets were RMB89,686 and RMB82,678, respectively. As of December 31, 2023, the expected credit loss provision recorded in current and non-current assets were RMB76,090 and RMB74,693, respectively. Installment payment receivables primarily consist of the aggregate receivables of the installment payments for vehicles or batteries due from customers. The Group classified its installment payment receivables into different categories from performing to non-performing based on the credit risk of the customers and the past due days, if any, of the principal and/or interest repayments. The lifetime current expected credit losses for the installment payment receivables was determined by applying probability of default and loss given default assumptions to exposures at default, then discounted these cash flows to present value using the original effective interest rate or by an approximation thereof. As of June 30, 2024 and December 31, 2023, the majority of the installment payment receivables had been categorized as performing since the customers had a low risk of default, a strong capacity to meet contractual cash flows and had no past due repayments and the amounts of installment payment receivables of other categories were immaterial.

2 0 2 4 INTERIM REPORT 39 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (j) Current expected credit losses (continued) The Group considers historical credit loss rates for each category of receivables, other current assets and other non-current assets and also considers forward looking macroeconomic data in making its loss accrual determinations. The Group has made specific credit loss provisions on a case-by-case basis for particular aged receivable balances. The Group’s expected credit loss of cash and cash equivalents, restricted cash, time deposit in bank, amounts due from related parties and notes receivable within the scope of ASC Topic 326 were immaterial. The following table summarizes the activity in the allowance for credit losses related to accounts receivable, other current assets, installment payment receivables and other non-current assets for the six months ended June 30, 2024 and 2023: For the Six Months Ended June 30, 2024 Balance as of December 31, 2023 150,783 Current period provision 39,049 Write-offs (17,468) Balance as of June 30, 2024 172,364 For the Six Months Ended June 30, 2023 Balance as of December 31, 2022 121,707 Current period provision 24,244 Write-offs (19,888) Balance as of June 30, 2023 126,063

40 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (k) Short-term investments For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected as “Interest income” in the unaudited condensed consolidated statement of comprehensive loss. The Group’s short-term investments in financial instruments were RMB250,967 and RMB781,216 as of June 30, 2024 and December 31, 2023, respectively. (l) Property, plant and equipment, net Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the lease terms or the estimated useful lives, which range from two to ten years, of the related assets. Residual value rate is determined to 0% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost. Estimated useful lives Buildings 10 to 20 years Machinery and equipment 15 months to 10 years Charging infrastructure 3 to 5 years Vehicles 4 to 5 years Computer and electronic equipment 2 to 10 years Others 2 to 5 years Depreciation for molds and toolings is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive units of the related assets. The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.

2 0 2 4 INTERIM REPORT 41 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (l) Property, plant and equipment, net (continued) Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the unaudited condensed consolidated statement of comprehensive loss. Losses on the disposal of property, plant and equipment and gains on the disposal of property, plant and equipment amounting to RMB8,617 and RMB6,760 were recognized in operating expenses for the six months ended June 30, 2024 and 2023, respectively . (m) Intangible assets, net Intangible assets consist of manufacturing license, surveying and mapping qualification, insurance agency qualification, license plate, software, license of maintenance and overhauls, vehicle model technology under development (“VMTUD”), vehicle platform technology (“VPT”), robotics platform technology and other intangible assets. Intangible assets with finite lives, including software, license of maintenance and overhaul, VPT, robotics platform technology and other intangible assets, are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise. Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below: Estimated useful lives Software 2 to 10 years License of maintenance and overhauls 26 months VPT 10 years Robotics platform technology 10 years Others 5 to 10 years

42 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (m) Intangible assets, net (continued) The Group estimates the useful life of the software to be 2 to 10 years, VPT and robotics platform technology to be 10 years, based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets. The Group estimates the useful life of the license of maintenance and overhaul to be 26 months based on the contract terms. The Group estimates the useful life of other intangible assets to be 5 to 10 years, based on the laws and regulations by registration authorities. The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed. Intangible assets that have indefinite useful lives are manufacturing license, surveying and mapping qualification, insurance agency qualification, license plates and VMTUD, as of June 30, 2024. No useful life was determined in the contract terms when the Group acquired the manufacturing license, surveying and mapping qualification, insurance agency qualification and license plates. The Group expects that such intangible assets are unlikely to be terminated and will continue to be renewed as a matter of course based on industry experience, and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite. The VMTUD acquired through business combination was considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. At such time, the Group will determine the related useful life and method of amortization. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities, are expensed as incurred. The Group evaluates indefinite-lived intangible assets annually as of each balance sheet date to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electronic vehicle industry in China, the Group’s improving sales performance, the stable macroeconomic conditions in China and the Group’s future manufacturing plans, the Company determined that it is not likely that the manufacturing license, surveying and mapping qualification certificate, insurance agency qualification certificate, license plates and VMTUD were impaired as of June 30, 2024 and December 31, 2023, respectively. As such, no impairment of indefinite-lived intangible assets was recognized for the six months ended June 30, 2024 and 2023.

2 0 2 4 INTERIM REPORT 43 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (n) Land use rights, net Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 49.5 to 50 years that represent the terms of land use rights certificate. (o) Long-term investments Equity Method Investments The Group applies the equity method to account for its equity investments, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest. Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include current economic and market conditions, the financial condition and operating performance of the equity method investees, and other company specific information. The Group’s long-term investments also include other equity investments, over which the Group has neither significant influence nor control, and debt investments. Equity Investments with Readily Determinable Fair Values Equity investments with readily determinable fair values are measured and recorded at fair value using the quoted prices in active markets at the reporting date, which are classified within Level I of the fair value hierarchy.

44 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (o) Long-term investments (continued) Equity Investments without Readily Determinable Fair Values The Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known. Debt Investments The Group elected to account for certain debt investments under the fair value option model including convertible bonds and preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option model permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option model are carried at fair value with unrealized gains and losses recorded in the unaudited condensed consolidated statement of comprehensive loss. Interest income from debt investments is recognized in earnings using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. (p) Impairment of long-lived assets Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

2 0 2 4 INTERIM REPORT 45 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (q) Warranties The Group provided a manufacturer’s standard warranty on all vehicles sold. The Group accrued for a warranty reserve for the vehicles sold by the Group, which included the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the unaudited condensed consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the unaudited condensed consolidated statement of comprehensive loss. The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides extended lifetime warranty which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606. (r) Revenue recognition Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance: provides all of the benefits received and consumed simultaneously by the customer; creates and enhances an asset that the customer controls as the Group performs; or does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

46 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. The Group generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the Group’s pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by the Group to all performance obligations as conditions under ASC 606-10-32-37 are not met. When either party to a contract has performed, the Group presents the contract in the unaudited condensed consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily result from the multiple performance obligations identified in the vehicle sales contract, which are recorded as deferred revenue and recognized as revenue based on the consumption of the services or the delivery of the goods.

2 0 2 4 INTERIM REPORT 47 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Vehicle sales The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within 4 or 6 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPeng-branded supercharging stations and lifetime warranty of battery, which are defined by the Group’s sales policy and accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of vehicle to a customer. Car buyers in the PRC were entitled to government subsidies when they purchase electric vehicles before December 31, 2022. For efficiency purpose and better customer service, the Group or Zhengzhou Haima Automobile Co., Ltd. (“Haima Auto”), which collaborated with the Group for manufacturing of G3 from 2018 to 2021, applies for and collects such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. The Group determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group due to the buyer’s fault such as refusal or delay of providing the relevant application information. The new energy vehicle subsidies had expired since January 1, 2023. In the instance that some eligible customers select to pay by installments for vehicles or batteries under an auto financing program provided to the customers by the Group, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The Group allocates the financing amount to all performance obligations proportionately based on their relative selling prices, as conditions prescribed under ASC 606-10-32-37 are not met. Receivables related to the vehicle and battery installment payments are recognized as installment payment receivables. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented as other sales. The overall contract price of electric vehicle and related products/services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the vehicle and household charging pile is recognized at a point in time, when the control of the vehicle is transferred to the customer and the charging pile is installed at customer’s designated location.

48 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Vehicle sales (continued) For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, given limited operating history and lack of historical data, the Group recognizes revenue over time based on a straight-line method initially. The Group will continue monitoring the cost patterns periodically and adjust the timing of revenue recognition, as necessary, in order to reflect differences between actual costs incurred versus the straight line cost attribution. For the free battery charging within 4 or 6 years or 100,000 kilometers and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPeng-branded supercharging stations, the Group recognizes the revenue over time based on a straight-line method during the expected useful life of the vehicle. Initial refundable deposits for intention orders and non-refundable deposits for vehicle reservations received from customers prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, if the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount relating to those unperformed obligations. At the same time, advances from customers are classified as a contract liability (deferred revenue) as part of the consideration. XPILOT, the Group’s intelligent driving system, provides assisted driving and parking functions tailored for different driving behaviors and road conditions in China. A customer can subscribe for XPILOT by either making a lump sum payment or paying annual installments over a three-year period, or purchasing a vehicle equipped with XPILOT. Revenue related to XPILOT is recognized at a point in time when intelligent driving functionality of XPILOT is delivered and transferred to the customers. Other services The Group provides other services to customers including services embedded in a sales contract, supercharging service, maintenance service, technical support services, auto financing services, license and technical services and others.

2 0 2 4 INTERIM REPORT 49 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Other services (continued) Other services included services embedded in a sales contract, supercharging service, maintenance service, technical support services and second-hand vehicle sales service. These services are recognized either over time or point in time, as appropriate, under ASC 606. The Group licenses a car manufacturer with a right to use its in-house developed platform and technology, and provides technical research and development services to integrate the Group’s technology into the car manufacturer’s vehicles and platforms. The Group provides licenses and technical research and development services, which are considered as a combined performance obligation, and the Group concludes that both the licenses and technical research and development services are not distinct. For contracts pursuant to which the Group has an enforceable right to payment from the car manufacturer for performance completed to date, technical research and development services revenue is recognized over a period of the contract based on the progress towards completion of the performance obligation using input method, which is measured by reference to the contract costs incurred for the work performed up to the end of the reporting period as a percentage of the total estimated costs to complete the contract. The Group is also entitled to sales-based royalties from the car manufacturer for the right to use its in-house developed platform and technology in the upcoming phase after start of production of the car manufacturer’s vehicles. Royalty revenue is recognized when the car manufacturer’s subsequent sales occur. No royalty revenue is recognized in the current reporting period. Practical expedients and exemptions The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting, parts replacement service, extended warranty of 10 years or 200,000 kilometers, basic maintenance service of 6 times in 4 years and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise. Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 1% of the contract price, namely the lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service and others. Related costs are then accrued instead.

50 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Customer Upgrade Program In the third quarter of 2019, due to the upgrade of the G3 vehicle from the 2019 version (“G3 2019”) to its 2020 version (“G3 2020”), the Group voluntarily offered all owners of G3 2019 the options to either receive loyalty points, valid for 5 years from the grant date, which can be redeemed for goods or services, or obtain an enhanced trade-in right contingent on a future purchase starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. The owners of G3 2019 had to choose one out of the two options within 30 days after receiving the notice. Anyone who did not make the choice before the date was deemed to forgo the rights to the options. At the time the offers were made, the Group still had unfulfilled performance obligations for services to the owners of G3 2019 associated with their original purchase. The Group considered this offering is to improve the satisfaction of the owners of G3 2019 but not the result of any defects or resolving past claims regarding the G3 2019. As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, the Group considers this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for these additional rights, the contract modification is accounted for as a termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the time of the contract modification. This reallocation is based on the relative standalone selling prices of these goods and services. For the material right attached with loyalty points, the Group estimated the probability of points redemption when determining the standalone selling price. Due to the fact that most merchandises can be redeemed without requiring a significant amount of points, as compared with the amount of points granted to the customers, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. The Group will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period.

2 0 2 4 INTERIM REPORT 51 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (r) Revenue recognition (continued) Customer Upgrade Program (continued) According to the terms of the trade-in program, owners of G3 2019 who elected the trade-in right have the option to trade in their G3 2019 at a fixed predetermined percentage of its original G3 2019 purchase price (the “guaranteed trade-in value”) starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. Such trade-in right is valid for 120 days. That is, if the owner of a G3 2019 does not purchase a new vehicle within that 120-day period, the trade-in right expires. The guaranteed trade-in value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in right on a standalone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, the Group does not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. The Group believes the guaranteed trade-in value will be greater than the expected market value of the G3 2019 at the time the trade-in rights become exercisable, and therefore, the excess value is essentially a sales discount granted on the new vehicle purchase. The Group estimated the potential forfeiture rate based on the market expectation of the possibility of future buying and applied the forfeiture rate when determining the standalone selling price at the date of contract modification. The amount allocated to the trade-in right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in right is exercised and a new vehicle is purchased. As of December 31, 2022, the trade-in program has been closed. If the owners of G3 2019, who elected the trade-in right, did not sign the trade-in contracts or reach an additional agreement with the Group in 2022, the trade-in right will be expired. (s) Cost of sales Vehicle Cost of vehicle revenue includes direct parts, materials, labor costs and manufacturing overheads (including depreciation of assets associated with the production) and reserves for estimated warranty expenses. Cost of vehicle revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand, losses on purchase commitments relating to inventory, and impairment charge of property, plant and equipment.

52 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (s) Cost of sales (continued) Services and others Cost of services and others revenue generally includes cost of direct parts, materials, labor costs, installment costs, costs associated with providing non-warranty after-sales services and depreciation of associated assets used for providing the services. (t) Research and development expenses All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the six months ended June 30, 2024 and 2023, R&D expenses were RMB2,817,200 and RMB2,662,961, respectively. (u) Selling, general and administrative expenses Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. For the six months ended June 30, 2024 and 2023, advertising costs were RMB302,064 and RMB149,697, respectively, and total sales and marketing expenses were RMB2,332,547 and RMB2,158,450, respectively. General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2024 and 2023, general and administrative expenses were RMB629,501 and RMB771,795, respectively. (v) Government grants Government grants relating to interest expense already capitalized are accounted for as a reduction in such a capitalized amount with the subsidy benefit reflected over the related asset useful life through reduced depreciation expense. Government grants relating to interest expense (not capitalized) are initially recognized as other non-current liabilities if the amount is received in advance (of the incurrence of interest expense). Such amounts would then reduce related interest expense when incurred.

2 0 2 4 INTERIM REPORT 53 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (v) Government grants (continued) Government grants relating to the purchase or construction of property, plant and equipment and intangible assets are accounted for as a reduction in such a capitalized amount with the subsidy benefit reflected over the useful life of related asset through reduced depreciation expenses. Government grants requiring the performance of certain other business related activities or other required conditions are deferred and recognized in profit or loss when all applicable conditions have been met. Nonrefundable grants received without further performance or conditions are recognized immediately as other income upon receipt. (w) Other income, net For the six months ended June 30, 2024 and 2023, other income, net mainly represents government grants that are recognized upon receipt recognized in profit or loss of RMB352,883 and RMB48,005, as further performance by the Group is not required. (x) Share-based compensation The Group grants restricted share units (“RSUs”), restricted shares and share options (collectively, “Share-based Awards”) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Share-based Awards are measured at the grant date fair value of the awards and recognized as expenses using the graded vesting method or straight-line method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, the Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved. The fair value of the RSUs granted prior to the completion of the IPO was assessed using the income approach/ discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of the RSUs granted subsequent to the completion of the IPO is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

54 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 2. Summary of Significant Accounting Policies (continued) (x) Share-based compensation (continued) The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes. (y) Dividends Dividends are recognized when declared. No dividend was declared for the six months ended June 30, 2024 and 2023, respectively. (z) Earnings (losses) per share Basic earnings (losses) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings (losses) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested RSUs and contingently issuable shares relating to the contingent consideration. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive. (aa) Segment reporting ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no segment geographical information is presented.

2 0 2 4 INTERIM REPORT 55 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 3. Recent Accounting Pronouncements Recently issued accounting pronouncements not yet adopted In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment’s performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. The Group are currently evaluating the provisions of this ASU and expect to adopt them for the year ending December 31, 2024. In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.

56 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 4. Concentration and Risks (a) Concentration of credit risk Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, long-term deposits and restricted long-term deposits. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of June 30, 2024 and December 31, 2023, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, short-term investments, long-term deposits and restricted long-term deposits were placed with certain reputable financial institutions in the PRC and overseas. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in the PRC and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term deposits, short-term investments, long-term deposits and restricted long-term deposits are financially sound based on publicly available information. (b) Foreign currency exchange rate risk The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

2024 INTERIM REPORT 57

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes which inputs should be used in measuring fair value, is comprised of: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than quoted prices in active markets that are observable either directly or indirectly and (Level III) unobservable inputs for which there is little or no market data. The fair value hierarchy requires the use of observable market data when available in determining fair value.

Fair value measurements on a recurring basis

Assets and liabilities that were measured at fair value on a recurring basis were as follows:

	As of June 30, 2024				As of December 31, 2023			
	Fair Value	**Level I**	**Level II**	**Level III**	**Fair Value**	**Level I**	**Level II**	**Level III**
Assets								
Short-term investments[i] (Note 2(k))	**250,967**	**—**	**250,967**	**—**	781,216	–	781,216	–
Debt investments[ii] (Note 13)	**1,224,487**	**—**	**—**	**1,224,487**	1,228,595	–	–	1,228,595
Equity investments with readily determinable fair values[iii] (Note 13)	**85,887**	**85,887**	**—**	**—**	104,972	104,972	–	–
	1,561,341	**85,887**	**250,967**	**1,224,487**	2,114,783	104,972	781,216	1,228,595
Liability								
Derivative liability relating to the contingent consideration[iv]	**208,974**	**—**	**—**	**208,974**	393,473	–	–	393,473

58 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 5. Fair Value of Financial Instruments (continued) Fair value measurements on a recurring basis (continued) (i) Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value of short-term investments is estimated based on the quoted prices of similar financial products provided by banks at the end of each period (Level II). (ii) Debt investments do not have readily determinable market values and are categorized as Level III in the fair value hierarchy. The Group uses a combination of valuation methodologies, including the equity allocation model, market and income approaches based on the Group’s best estimate, which are determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of comparable companies. (iii) Equity investments with readily determinable fair values are valued using the quoted prices in active markets at the reporting date, which are classified within Level I of the fair value hierarchy. (iv) Derivative liability relating to the contingent consideration is valued based on (i) the quoted prices in active markets at the reporting date and (ii) an estimation on potential issuance of the Company’s ordinary shares relating to the contingent consideration from business combination. The Group classifies the valuation techniques that use these inputs as Level III of fair value measurements. Fair value measurements on a non-recurring basis The Group measures investments without readily determinable fair value (Note 13(i)) on a non-recurring basis when fair value changes can be determined based upon observable and relevant market information. Related adjustments (impairment related) are recorded as appropriate based upon such observable information. An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, it adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the backsolve method based on the equity allocation model with adoption of some key parameters such as risk-free rate, equity volatility, probability of each scenario and dividend yield, which are significant unobservable inputs (Level III).

2 0 2 4 INTERIM REPORT 59 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 6. Accounts and Notes Receivable, Net As of As of June 30, December 31, 2024 2023 Accounts receivable, net 2,135,141 2,689,310 Notes receivable — 26,906 Total 2,135,141 2,716,216 Accounts receivable consisted of the following: As of As of June 30, December 31, 2024 2023 Accounts receivable, gross 2,152,937 2,706,480 Allowance for doubtful accounts (17,796) (17,170) Accounts receivable, net 2,135,141 2,689,310 The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers and large-volume buyers for vehicle sales in the ordinary course. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days. An aging analysis of accounts receivable based on the relevant recognition dates is as follows: As of As of June 30, December 31, 2024 2023 0–3 months 548,873 586,876 3–6 months 72,379 7,290 6–12 months 38,754 4,380 Over 1 year 1,492,931 2,107,934 Accounts receivable, gross 2,152,937 2,706,480

60 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

6. Accounts and Notes Receivable, Net (continued)

An aging analysis of notes receivable based on the relevant issuance dates is as follows:

	As of June 30, 2024	As of December 31, 2023
0-3 months	**—**	26,906

7. Inventory

Inventory consisted of the following:

	As of June 30, 2024	As of December 31, 2023
Finished goods	**4,228,355**	3,661,299
Raw materials	**1,300,368**	1,834,082
Work-in-process	**37,053**	30,831
Total	**5,565,776**	5,526,212

Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers and charging piles.

Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.

Work-in-process primarily consist of vehicles in production which will be transferred into production cost when incurred.

For the six months ended June 30, 2024 and 2023, write-downs of inventories to net realizable value, recognized in cost of sales, amounted to RMB710,136 (out of which RMB35,000 was for the excess of dedicated raw materials as a result of the anticipation of the planned cessation of the P5) and RMB353,090 (out of which RMB13,498 was for the excess of dedicated raw materials as a result of the anticipation of the planned cessation of the G3i), respectively. For the impact of accelerated depreciation and loss on purchase commitments due to the cessation of production and upgrades of certain models, please refer to Note 9(iii) and Note 16, respectively.

2 0 2 4 INTERIM REPORT 61 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 8. Prepayments and Other Current Assets Prepayments and other current assets consisted of the following: As of As of June 30, December 31, 2024 2023 Deductible input value-added tax 1,944,329 1,521,488 Prepayments(i) 442,172 395,022 Deposits(ii) 127,164 125,451 Receivables from third party online payment service providers 102,631 36,939 Finance lease receivables, current portion, net 11,243 11,100 Others 275,398 399,339 Total 2,902,937 2,489,339 (i) Prepayments primarily consist of prepayments for raw materials, marketing and consulting services provided by suppliers. (ii) Deposits primarily consist of deposits for short-term leases and the deposits to suppliers for guarantee of procurement.

62 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

9. Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	As of June 30, 2024	As of December 31, 2023
Machinery and equipment	**4,698,614**	4,647,957
Buildings[i][ii]	**4,111,368**	4,125,849
Molds and toolings	**2,202,011**	2,179,681
Construction in process[i]	**968,351**	663,640
Vehicles	**751,658**	898,607
Leasehold improvements	**640,564**	695,972
Charging infrastructure	**426,703**	385,832
Computer and electronic equipment	**397,026**	388,071
Others	**249,221**	226,905
Sub-total	**14,445,516**	14,212,514
Less: Accumulated depreciation[iii]	**(3,865,466)**	(3,151,019)
Less: Impairment[iv]	**(112,116)**	(107,010)
Property, plant and equipment, net	**10,467,934**	10,954,485

The Group recorded depreciation expenses of RMB864,186 and RMB623,073 for the six months ended June 30, 2024 and 2023, respectively.

(i) Construction in progress primarily consists of the construction of Guangzhou Xiaopeng technology park, Wuhan manufacturing base, Guangzhou and Zhaoqing manufacturing plants, molds, toolings, machinery and equipment relating to the manufacturing of the Group's vehicles. For the six months ended June 30, 2024 and 2023, the Group capitalized RMB27,589 and RMB50,656 of gross interest expenses, respectively. Government grants related to capitalized interest expense were accounted for as a reduction of such amounts capitalized in connection with the construction of the manufacturing plants. The benefits of these grants will be reflected through reduced depreciation charges over the useful lives of these assets. Government grants relating to expensed interest are recognized as a liability if received in advance (of the incurrence of the interest expense). Such amounts, when recognized, will reduce the respective interest expense to which the subsidies relate. In May 2023, the construction of the first phase of Wuhan buildings and manufacturing equipment had been completed and transferred to respective fixed assets.

2 0 2 4 INTERIM REPORT 63 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 9. Property, Plant and Equipment, Net (continued) (ii) The Group entered into a lease contract with Guangzhou GET New Energy Technology Co., Ltd. (?Guangzhou GET New Energy?) to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had an obligation to purchase the plant and underlying land use right at the construction cost at the end of lease term. On July 1, 2022, the lease commencement date, the lease asset for the plant was recorded with the amount of RMB1,001,820, being the present value of the lease payment and the exercise price of the purchase obligation. (iii) For the six months ended 30, 2024 and 2023, the Company completed an assessment of the estimated units of production of certain molds and toolings and the useful lives of certain production facilities, all of which can only be used for certain vehicle production. The Company?s assessment in the first half of 2024, which considered the planned cessation or upgraded of certain vehicle production, indicated that certain production facilities directly used for certain vehicle production will not be used for the period of time originally estimated. As a result, the Company changed its estimates of useful lives for the certain production facilities as well as its estimates of the production volume of certain molds and toolings. These changes in estimates are accounted for on a prospective basis with an acceleration of recorded depreciation expense for impacted production facilities and molds and toolings. The Company recorded an increase in depreciation expense of RMB204,886 and RMB53,141 related to these changes in estimates for the six months ended June 30, 2024 and 2023, respectively. (iv) The accumulated impairment loss was RMB112,116 and RMB107,010 as of June 30, 2024 and December 31, 2023, respectively, primarily due to the upgrade of vehicles.

64 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

10. Intangible Assets, Net

Intangible assets, net consisted of the following:

	As of June 30, 2024				As of December 31, 2023			
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
Finite-lived intangible assets								
VPT[i]	**2,586,911**	**(172,461)**	**–**	**2,414,450**	2,586,911	(43,115)	–	2,543,796
Robotics platform technology[ii]	**777,711**	**(58,328)**	**–**	**719,383**	777,711	(19,443)	–	758,268
Software	**543,854**	**(366,281)**	**(35,130)**	**142,443**	542,335	(287,943)	(35,130)	219,262
License of maintenance and overhauls	**2,290**	**(2,290)**	**–**	**–**	2,290	(2,290)	–	–
Others[iii]	**12,033**	**(1,280)**	**–**	**10,753**	12,033	(417)	–	11,616
Total finite-lived intangible assets	**3,922,799**	**(600,640)**	**(35,130)**	**3,287,029**	3,921,280	(353,208)	(35,130)	3,532,942
Indefinite-lived intangible assets								
VMTUD[i]	**609,170**	**–**	**–**	**609,170**	609,170	–	–	609,170
Manufacturing license	**494,000**	**–**	**–**	**494,000**	494,000	–	–	494,000
Surveying and mapping qualification	**250,000**	**–**	**–**	**250,000**	250,000	–	–	250,000
Others[iii]	**64,940**	**–**	**–**	**64,940**	62,880	–	–	62,880
Total indefinite-lived intangible assets	**1,418,110**	**–**	**–**	**1,418,110**	1,416,050	–	–	1,416,050
Total intangible assets	**5,340,909**	**(600,640)**	**(35,130)**	**4,705,139**	5,337,330	(353,208)	(35,130)	4,948,992

The Group recorded amortization expense of RMB247,411 and RMB81,819 for the six months ended June 30, 2024 and 2023, respectively.

2 0 2 4 INTERIM REPORT 65 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 10. Intangible Assets, Net (continued) (i) The useful life of VPT acquired in the business combination of Xiaoju Smart Auto Co. Limited and its wholly-owned subsidiaries (?Xiaoju Group?) is assessed to be 10 years. The VMTUD acquired through business combination is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. At such time, the Group will determine the related useful life and method of amortization. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities, are expensed as incurred. No impairment was recognized for these assets as of June 30, 2024 and December 31, 2023. (ii) Dogotix Inc. (?Dogotix?) is primarily engaged in research and development of robots with human-robot interaction functions since 2021. On September 29, 2023, the Group entered into share purchase agreements to acquire 74.82% of the equity interest of Dogotix for a cash consideration of US$98.96 million (approximated to RMB710 million). Upon completion of the acquisition on October 9, 2023, Dogotix became a wholly-owned subsidiary of the Group. The fair value of the 25.18% equity interest in Dogotix previously held by the Group amounted to RMB205 million at the acquisition date. The total consideration amounted to RMB915 million. Substantially all of the fair value of the gross assets (excluding cash and cash equivalents, deferred tax assets, and consideration transferred in excess resulting from the effects of deferred tax liabilities) acquired was concentrated in the robotics platform technology. The acquisition was determined to be an asset acquisition for accounting purposes. The Group accounted for the acquisition of the robotics platform technology as an intangible asset with a total cost of RMB778 million. The useful life of this asset is assessed to be 10 years. No impairment was recognized for the asset as of June 30, 2024 and December 31, 2023. (iii) As of June 30, 2024, other finite-lived intangible assets included trademarks, domain names and patents amounting to RMB2,453, RMB2,290 and RMB6,010, respectively. As of December 31, 2023, other finite-lived intangible assets included trademarks, domain names and patents amounting to RMB2,626, RMB2,554 and RMB6,436, respectively. As of June 30, 2024, other indefinite-lived intangible assets included license plate amounting to RMB42,940 and insurance agency qualification amounting to RMB22,000. As of December 31, 2023, other indefinite-lived intangible assets included license plate amounting to RMB40,880 and insurance agency qualification amounting to RMB22,000.

66 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

11. Land Use Rights, Net

Land use rights and related accumulated amortization consisted of the following:

	As of June 30, 2024	As of December 31, 2023
Land use rights	**2,913,098**	2,913,098
Less: Accumulated amortization	**(148,611)**	(123,731)
Total land use rights, net	**2,764,487**	2,789,367

For the six months ended June 30, 2024 and 2023, the Group acquired land use rights of nil and RMB88,011, respectively, to build plants and buildings for its manufacturing of vehicles and daily operation.

The Group entered into a lease contract with Guangzhou GET New Energy to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had an obligation to purchase the plant and underlying land use right at the construction cost at the end of lease term. On July 1, 2022, the lease commencement date, the right of use asset for the land was recorded with the amount of RMB389,508, being the present value of the lease payment and the exercise price of the purchase obligation.

The Group recorded amortization expenses for land use rights of RMB24,880 and RMB24,061 for the six months ended June 30, 2024 and 2023, respectively.

12. Installment Payment Receivables, Net

Installment payment receivables relating to the installment payments for vehicles and batteries from customers consisted of the following:

	As of June 30, 2024	As of December 31, 2023
Current portion of installment payment receivables, net	**1,972,380**	1,881,755
Non-current portion of installment payment receivables, net	**3,187,137**	3,027,795
Total	**5,159,517**	4,909,550

2 0 2 4 INTERIM REPORT 67 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 12. Installment Payment Receivables, Net (continued) Installment payment receivables consisted of the following: As of As of June 30, December 31, 2024 2023 Current portion of installment payment receivables 2,024,038 1,929,463 Non-current portion of installment payment receivables 3,269,815 3,102,488 Allowance for doubtful accounts (134,336) (122,401) Total 5,159,517 4,909,550 The Group recognized interest income resulting from installment payment sales of RMB166,187 and RMB124,907 for the six months ended June 30, 2024 and 2023, respectively. Payment maturity analysis of installment payment receivables for vehicles and batteries for each of the next five years and a reconciliation of the gross receivables to the present value are as follows: As of June 30, 2024 Within 1 year 2,066,545 Between 1 and 2 years 1,650,895 Between 2 and 3 years 1,132,565 Between 3 and 4 years 739,017 Between 4 and 5 years 277,808 Thereafter 728 Total receivables of installment payments 5,867,558 Less: Unrealized finance income (573,705) Installment payment receivables, gross 5,293,853 Less: Allowance for installment payment receivables (134,336) Installment payment receivables, net 5,159,517

68 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

13. Long-Term Investments

Long-term investments consisted of the following:

	Equity investments without readily determinable fair values[i]	Equity investments with readily determinable fair values[ii]	Debt investments[iii]	Equity method investments[iv]	Total
Balance as of December 31, 2023	**198,006**	**104,972**	**1,228,595**	**553,360**	**2,084,933**
Investment loss	**(24,189)**	**(19,466)**	**(11,637)**	—	**(55,292)**
Share of results of equity method investees[iv]	—	—	—	**20,727**	**20,727**
Foreign currency translation	**—**	**381**	**7,529**	**3,497**	**11,407**
Balance as of June 30, 2024	**173,817**	**85,887**	**1,224,487**	**577,584**	**2,061,775**

	Equity investments without readily determinable fair values[i]	Equity investments with readily determinable fair values[ii]	Debt investments[iii]	Equity method investments[iv]	Total
Balance as of December 31, 2022	191,000	112,641	1,626,131	365,260	2,295,032
Additions	–	–	–	64,095	64,095
Changes from debt investments to equity investments without readily determinable fair values[i]	57,832	–	(57,832)	–	–
Investment gain (loss)	39,107	5,663	(75,034)	—	(30,264)
Share of results of equity method investees[iv]	—	—	—	49,850	49,850
Foreign currency translation	–	1,764	57,670	17,052	76,486
Balance as of June 30, 2023	287,939	120,068	1,550,935	496,257	2,455,199

2 0 2 4 INTERIM REPORT 69 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-Term Investments (continued) (i) Equity investments without readily determinable fair values In December 2021, the Group acquired a minority common equity interest in a company, engaged in manufacturing of batteries for new energy vehicles for a total cash consideration of RMB190,000. The equity interests in common stock do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment. In April 2022, the Group acquired a minority preferred equity interest in a company engaged in research, development, production and sales of batteries for new energy vehicles for a total cash consideration of RMB50,000, which were redeemable merely by the passage of time at the option of the Group as a holder. Accordingly, the Group elected to account for this investment under the fair value option model. In May 2023, upon completion of the modification in the investee?s shareholding structure, the preferred shares held by the Group were converted into common shares, which do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group reclassified this investment from debt securities to equity securities at the fair value of RMB57,832 upon the modification, and elected to use the measurement alternative under ASC 321 to measure this investment. The difference in the carrying value and the fair value of this investment immediately before the modification was immaterial. For equity investments accounted for using the measurement alternative as of June 30, 2024 and December 31, 2023, the Company recorded cumulative upward adjustments of RMB31,789 and RMB39,107, respectively, and cumulative downward adjustments due to impairments of RMB106,804 and RMB89,933, respectively. For these investments, the Company recorded downward adjustments of RMB24,189 and upward adjustments of RMB39,107, respectively, in earnings during the period ended June 30, 2024 and 2023. (ii) Equity investments with readily determinable fair values In December 2021, the Group prepaid RMB50,000 as a subscription for a minority equity interest in common shares of a company engaged in research, development, production and sales of semiconductors, which was converted into common shares in January 2022. In October 2022, the Group paid HK$156,982 (equivalent to RMB141,981 as of the injection date) to acquire a minority equity interest in common shares of a company engaged in research, development, production and sales of batteries for new energy vehicles. The minority equity interests in common shares have readily determinable fair values because the investees are listed companies and the Group does not have the ability to exercise significant influence over these investments. Accordingly, the Group accounted for them at fair value based on the quoted prices in active markets.

70 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-Term Investments (continued) (iii) Debt investments Investment in HT Flying Car Inc. (?Huitian?) Huitian is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research, development, production and sales of flying vehicles. In January 2021, the Group acquired minority preferred equity interests of Huitian (?Huitian?s Series Angel preferred shares?), a related party of the Group, for a total consideration of RMB24,551 during Huitian?s Angel round of fund raising. The equity interests were not considered to be in-substance common stock as the preferred stock has substantive liquidation preference over the investee?s common stock. Huitian?s Series Angel preferred shares investment are considered equity securities that do not have readily determinable fair values given that it is a privately held company. Accordingly, upon the acquisition of the minority preferred equity interests of Huitian, the Group elected to use the measurement alternative under ASC 321 to measure such investment. In October 2021, the Group further invested US$90,000, equivalent to RMB574,146 as of the injection date, into Huitian during Huitian?s A round of fund raising. Among this investment, US$70,000 was in form of preferred shares (?Huitian?s Series A preferred shares?) and US$20,000 was in form of a convertible bond. Concurrently, Huitian?s Series Angel preferred shares previously acquired by the Group in January 2021 were modified to align with the terms of the newly invested Huitian?s Series A preferred shares. The Group concluded that both Huitian?s Series Angel and Series A preferred shares investment are debt securities since Huitian?s Series Angel (with now modified terms) and Series A preferred shares held by the Group are redeemable merely by the passage of time and redeemable at the option of the Group. In anticipation of the change in accounting model applicable to Huitian?s Series Angel preferred shares as a result of the modification, the Group opted to change its measurement accounting policy relating to Huitian?s Series Angel preferred shares as permitted by ASC 321, and elected to measure the original Huitian?s Series Angel preferred shares at fair value immediately before the modification (discussed in the preceding paragraph). The difference of RMB591,506 between the carrying value and the fair value of Huitian?s Series Angel preferred shares immediately before the modification was recognized in earnings. The Group then reclassified Huitian?s Series Angel preferred shares from equity securities to debt securities upon the modification. The modified Huitian?s Series Angel preferred shares investment together with the new Series A preferred shares investment will be measured on an ongoing basis at fair value with changes recognized in earnings. In addition, the convertible bond (acquired in October 2021) held by the Group in Huitian was also accounted for under the fair value option model.

2 0 2 4 INTERIM REPORT 71 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-Term Investments (continued) (iii) Debt investments (continued) Investment in Dogotix Dogotix is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research and development of robots with human-robot interaction function. In April 2021, the Group acquired minority preferred equity interests of Dogotix (?Dogotix?s Series Angel preferred shares?), a related party of the Group, for a total cash consideration of RMB19,900 during Dogotix?s Angel round of fund raising. The equity interests were not considered to be in-substance common stock as the preferred stock has substantive liquidation preference over the investee?s common stock. The investment is considered as equity securities that do not have readily determinable fair values given that it is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment. In October 2021, the Group acquired Dogotix?s convertible bonds in the amount of US$6,440 (equivalent to RMB41,258 as of the injection date) and elected to account for this investment at fair value option model. In July 2022, the Group further invested US$14,000 (equivalent to RMB94,451 as of the injection date) into Dogotix?s preferred shares during its A round of fund raising (?Dogotix?s Series A preferred shares?). Concurrently, Dogotix?s Series Angel preferred shares previously acquired by the Group in 2021 were modified to align with the terms of the newly invested Dogotix?s Series A preferred shares. The Group concluded that both Dogotix?s Series Angel and Series A preferred shares investment are debt securities since Dogotix?s Series Angel (with now modified terms) and Series A preferred shares held by the Group are redeemable merely by the passage of time and redeemable at the option of the Group. In addition, the convertible bond (acquired in October 2021) held by the Group in Dogotix was converted into Series A preferred shares in July 2022 and accounted for as debt investments under the fair value option model. In anticipation of the change in accounting model applicable to Dogotix?s Series Angel preferred shares as a result of the modification, the Group opted to change its measurement accounting policy relating to Dogotix?s Series Angel preferred shares as permitted by ASC 321, and elected to measure the original Dogotix?s Series Angel preferred shares at fair value immediately before the modification (discussed in the preceding paragraph). The difference of RMB95,752 between the carrying value and the fair value of Dogotix?s Series Angel preferred shares immediately before the modification was recognized in earnings. The Group then reclassified Dogotix?s Series Angel preferred shares amounting to RMB116,129 from equity securities to debt securities upon the modification. The modified Dogotix?s Series Angel preferred shares investment together with the new Series A preferred shares investment will be measured on an ongoing basis at fair value with changes recognized in earnings. On October 9, 2023, the Group completed the acquisition of the remaining equity interest in Dogotix and Dogotix became a wholly owned subsidiary of the Group. Upon the completion of the acquisition, the fair value of the previously held equity interest in Dogotix, classified as a debt investment amounting to RMB204,836 was derecognized and Dogotix was consolidated within the Group?s financial position and results.

72 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 13. Long-Term Investments (continued) (iii) Debt investments (continued) Other principal debt investments In December 2021, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of LiDAR for a total cash consideration of RMB100,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB100,000 to a related party in April 2022. In January 2022, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of semiconductors for a total cash consideration of RMB65,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB65,000 to a related party in October 2022 . The preferred shares held by the Group in connection with above each investment are debt securities as they become redeemable merely by the passage of time and are redeemable at the option of the Group as a holder. Accordingly, the Group elected to account for these investments under the fair value option model. (iv) Equity method investments In March 2022, the Company and other third party investors jointly set up an offshore investment fund (?Fund?), named Rockets Capital L.P., for the purpose of making investments in companies and businesses engaging in high technology sectors. As of June 30, 2024 and December 31, 2023, the Company subscribed for a commitment of US$150,000 to the Fund and invested consideration of US$69,965 (equivalent to RMB456,063 as of the injection date) into the Fund. The Company held a 60.7% financial interests in the Fund as a limited partner while the other 39.3% financial interests were held by other third party investors as of June 30, 2024 and December 31, 2023, respectively . Based on the Company?s assessment under ASC 810-10-15-14, the investment fund (a limited partnership) is considered to be a VIE for accounting purposes. The Company is not considered the primary beneficiary of the investment due to the fact that the Company does not possess the power to direct activities of the Fund that would mostly impact its economics performance. As a result, the Company accounts for its 60.7% financial interests in the Fund using the equity method of accounting pursuant to ASC 323-30 considering that the Company has significant influence over the operating and investing activities of the Fund.

2 0 2 4 INTERIM REPORT 73 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 14. Other Non-current Assets Other non-current assets consisted of the following: As of As of June 30, December 31, 2024 2023 Finance lease receivables, non-current portion, net 208,770 205,118 Prepayments for purchase of property and equipment 189,941 118,945 Deposits(i) 100,428 120,354 Non-current portion of prepayments for advertising and technical support services 56,951 87,656 Goodwill 34,106 34,106 Others 15,405 9,971 Total 605,601 576,150 (i) Deposits primarily consist of deposits for offices and retail and service centers whose lease expiration dates are not within one year. 15. Accounts and Notes Payable Accounts and notes payable consisted of the following: As of As of June 30, December 31, 2024 2023 Accounts payable 8,099,729 13,491,144 Notes payable 8,290,266 8,719,287 Total 16,389,995 22,210,431 The Group normally receives credit terms of 0 days to 180 days from its suppliers.

74 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 15. Accounts and Notes Payable (continued) An aging analysis of accounts payable based on the relevant recognition dates is as follows: As of As of June 30, December 31, 2024 2023 0?3 months 6,253,809 11,953,357 3?6 months 1,076,749 1,048,031 6?12 months 462,773 285,234 Over 1 year 306,398 204,522 Total 8,099,729 13,491,144 An aging analysis of notes payable based on the relevant issuance dates is as follows: As of As of June 30, December 31, 2024 2023 0?3 months 3,687,799 5,995,953 3?6 months 4,602,467 2,723,334 Total 8,290,266 8,719,287

2 0 2 4 INTERIM REPORT 75 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 16. Accruals and Other Liabilities Accruals and other liabilities consisted of the following: As of As of June 30, December 31, 2024 2023 Payables for purchase of property, plant and equipment 1,326,933 1,723,130 Payables for R&D expenses 989,399 1,085,353 Employee compensation payables 645,415 939,023 Accrued expenses 561,917 598,423 Deposits from third parties 499,561 501,197 Accrued cost of purchase commitments(i) 427,124 285,519 Payables for marketing events 379,970 368,163 Warranty provisions (Note 18(ii)) 279,329 219,988 Tax payables 219,063 350,263 Advance from customers 111,914 100,281 Interest payables 48,590 44,526 Refundable deposit from customers 48,080 61,717 Debt from a third party investor (Note 18(i)) ? 541,918 Others 477,975 760,694 Total 6,015,270 7,580,195

76 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 16. Accruals and Other Liabilities (continued) Accrued expenses primarily included receipts of goods and services that the Group had not been invoiced yet. (i) For the six months ended June 30, 2024, in anticipation of the planned cessation of the P5, the Group recorded the loss on purchase commitments mainly for raw materials that are specifically related to this model with amount of RMB141,605. For the six months ended June 30, 2023, in anticipation of the planned cessation of the G3i, the Group recorded the loss on purchase commitments mainly for raw materials that are specifically related to this model with amount of RMB130,281. 17. Borrowings Borrowings consisted of the following: As of As of June 30, December 31, 2024 2023 Current Short-term borrowings: Bank loans(i) 4,157,200 3,889,100 Long-term borrowings, current portion: Bank loans(ii) 1,190,175 934,976 Asset-backed securities(iii) 582,335 185,864 Asset-backed notes(iv) 205,484 242,995 Total current borrowings 6,135,194 5,252,935 Non-Current Long-term borrowings: Bank loans(ii) 5,127,200 5,562,837 Asset-backed securities(iii) 220,798 ? Asset-backed notes(iv) 10,917 87,945 Total non-current borrowings 5,358,915 5,650,782 Total borrowings 11,494,109 10,903,717

2 0 2 4 INTERIM REPORT 77 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 17. Borrowings (continued) (i) Short-term bank loans As of June 30, 2024, short-term borrowings from banks in the PRC amounted to RMB4,157,200 in aggregate. The effective interest rate of these borrowings was 2.62% per annum. As of December 31, 2023, short-term borrowings from banks in the PRC amounted to RMB3,889,100 in aggregate. The effective interest rate of these borrowings was 2.62% per annum. Certain short-term bank loans were collateralized by pledges of short-term deposits with carrying values of RMB232,347 and nil, as of June 30, 2024 and December 31, 2023, respectively, which are classified as ?Restricted short-term deposits?. Certain short-term bank loans were collateralized by pledges of long-term deposits with carrying values of RMB714,108 and RMB203,777, as of June 30, 2024 and December 31, 2023, respectively, which are classified as ?Restricted long-term deposits?. (ii) Long-term bank and other loans In December 2020, Zhaoqing XPeng obtained a facility for financing the construction of Zhaoqing manufacturing plant, of RMB800,000 from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of June 30, 2024 and December 31, 2023, the bank loans were RMB772,000 and RMB776,000 with effective interest rates of 4.98% and 4.98% per annum, respectively. For the six months ended June 30, 2024 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant, upon the acceptance of subsidy application by the local government. As of June 30, 2024 and December 31, 2023, the principal amount of RMB8,000 and RMB8,000 of the bank loans will be due within one year and was classified to ?Long-term borrowings, current portion?, respectively. In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd. obtained a facility for financing the construction of Guangzhou manufacturing plant, of up to RMB1,120,000 from a bank in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB833,858 and RMB838,858 with effective interest rates of 4.92% and 4.99% per annum, respectively. For the six months ended June 30, 2024 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interest expenses as incurred, upon the acceptance of subsidy application by the local government. As of June 30, 2024 and December 31, 2023, the principal amount of RMB10,000 and RMB10,000 of the bank loans will be due within one year and was classified to ?Long-term borrowings, current portion?, respectively.

78 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 17. Borrowings (continued) (ii) Long-term bank and other loans (continued) In September 2021, Wuhan Xiaopeng obtained a facility for financing the construction of Wuhan manufacturing base, of up to RMB3,000,000 from a syndicate of banks in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB1,984,632 and RMB2,035,520 with effective interest rates of 4.03% and 4.47% per annum, respectively. For the six months ended June 30, 2024 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing base, upon the acceptance of subsidy application by the local government. As of June 30, 2024 and December 31, 2023, the principal amount of RMB132,309 and RMB101,776 of the bank loans will be due within one year and was classified to ?Long-term borrowings, current portion?, respectively. In March 2023 and September 2022, Zhaoqing XPeng obtained facilities for financing the expenditures of operations, from banks in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB1,348,300 and RMB1,398,200 with effective interest rates of 3.13% and 3.14% per annum, respectively, among which RMB848,300 and RMB673,400 will be due within one year and were classified to ?Long-term borrowings, current portion?, respectively. In September 2023 and September 2022, Zhaoqing Xiaopeng New Energy obtained facilities for financing the expenditures of operations, from banks in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB1,000,315 and RMB1,253,125 with effective interest rates of 3.07% and 3.06% per annum, respectively, among which RMB171,950 and RMB124,300 will be due within one year and were classified to ?Long-term borrowings, current portion?, respectively. In September 2023, Guangzhou Xiaopeng Automobile Finance Leasing Co., Ltd. (?Xiaopeng Automobile Finance Leasing?) obtained a facility for financing the expenditures of operations, of up to RMB200,000 from a bank in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB166,250 and RMB175,000 with effective interest rates of 3.80% and 3.80% per annum, respectively, among which RMB17,500 and RMB17,500 will be due within one year and were classified to ?Long-term borrowings, current portion?, respectively. In November 2023, Guangzhou Pengyue Automobile Development Co., Ltd. obtained a facility for financing the expenditures of operations, of up to RMB2,350,000 from a syndicate of banks in the PRC. As of June 30, 2024 and December 31, 2023, RMB212,020 and RMB21,110 had been drawn from the banks with effective interest rates of 3.61% and 3.75% per annum, respectively, among which RMB2,116 and nil will be due within one year and was classified to ?Long-term borrowings, current portion?, respectively.

2 0 2 4 INTERIM REPORT 79 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 17. Borrowings (continued) (ii) Long-term bank and other loans (continued) Certain of the Group?s banking facilities are subject to the fulfillment of certain financial covenants, including the current ratio and liabilities to assets ratio tests, which are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of June 30, 2024 and December 31, 2023, none of the covenants relating to drawn down facilities had been breached. Certain long-term bank loans are collateralized by a pledge of certain buildings and land use rights in the PRC with carrying values of RMB3,424,321 and RMB2,280,419 as of June 30, 2024 and December 31, 2023, respectively. Certain long-term bank loans were collateralized by pledges of long-term deposits with carrying values of RMB573,173 and RMB564,122, as of June 30, 2024 and December 31, 2023, respectively, which are classified as ?Restricted long-term deposits?. (iii) Asset-backed securities (?ABS?) In November 2022 and March 2024, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the ?transferred financial assets?). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities will be repaid as collections on the underlying collateralized assets occur and the amounts were included in ?Long-term borrowings, current portion? or ?Long-term borrowings? according to the contractual maturities of the debt securities. As of June 30, 2024, the balance of current and non-current portion of the ABS were RMB582,335 and RMB220,798, respectively. As of December 31, 2023, the balance of current and non-current portion of the ABS were RMB185,864 and nil, respectively. (iv) Asset-backed notes (?ABN?) In August 2023, the Group entered into asset-backed notes by issuing senior debt notes to third party investors, which are collateralized by installment payment receivables (the ?transferred financial assets?). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt notes are reported as securitization debt. The notes will be repaid as

80 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

17. Borrowings (continued)

(iv) Asset-backed notes ("ABN") (continued)

collections on the underlying collateralized assets occur and the amounts were included in "Long-term borrowings, current portion" or "Long-term borrowings" according to the contractual maturities. As of June 30, 2024, the balance of current and non-current portion of the ABN were RMB205,484 and RMB10,917, respectively. As of December 31, 2023, the balance of current and non-current portion of the ABN were RMB242,995 and RMB87,945, respectively.

The aggregate carrying value of the borrowings approximates fair value as of June 30, 2024 and December 31, 2023, respectively. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

The contractual maturities of the Group's total borrowings were as follows:

	As of June 30, 2024			As of December 31, 2023		
	Bank loans	Asset-backed securities	Asset-backed notes	Bank loans	Asset-backed securities	Asset-backed notes
Within 1 year	**5,347,375**	**582,335**	**205,484**	4,824,076	185,864	242,995
Between 1 and 2 years	**1,596,296**	**220,798**	**10,917**	1,552,387	–	87,945
Between 2 and 5 years	**2,023,063**	**—**	**—**	2,455,676	–	–
Over 5 years	**1,507,841**	**—**	**—**	1,554,774	–	–
Total	**10,474,575**	**803,133**	**216,401**	10,386,913	185,864	330,940

2024 INTERIM REPORT 81

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Other Non-Current Liabilities

Other non-current liabilities consisted of the following:

	As of June 30, 2024	As of December 31, 2023
Debt from third party investors[i]	**1,293,006**	1,276,145
Warranty provisions[ii]	**882,041**	789,005
Deposits from a third party[iii]	**133,650**	148,991
Government grants	**124,795**	122,513
Total	**2,433,492**	2,336,654

(i) The debt from third party investors consisted of the following three financing arrangements:

1) Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. ("Guangzhou GET Investment")

In December 2020, Chengxing and Guangzhou Xiaopeng Automotive Investment Co., Ltd. ("**Guangzhou Xiaopeng Investment**"), subsidiaries of the Group, entered into a partnership agreement with Guangzhou GET Investment to set up a limited liability partnership entity (the "**Kunpeng Chuangye LLP**") whose operating period is designed for 9 years since the date of the registration of its business license. Chengxing, Guangzhou Xiaopeng Investment and Guangzhou GET Investment subscribed for RMB200,000, RMB10 and RMB160,000 paid in capital in Kunpeng Chuangye LLP in return for 55.5540%, 0.0028% and 44.4432% of the equity interests, respectively. The consideration of RMB160 million was paid by Guangzhou GET Investment to Kunpeng Chuangye LLP in January 2021. Pursuant to the investment agreement, Guangzhou GET Investment does not have substantive participating rights in Kunpeng Chuangye LLP nor it is able to transfer their interest in Kunpeng Chuangye LLP to other third party. During the 9-year operating period of Kunpeng Chuangye LLP, Guangzhou GET Investment is only entitled to interest calculated at an interest rate of 4% per annum based on its investment amount of RMB160,000 in Kunpeng Chuangye LLP. Upon liquidation, if any, at any time within 9 years or at the due date of the 9-year operating period, Guangzhou GET Investment will be entitled to and only entitled to its investment amount amounting to RMB160,000. If Kunpeng Chuangye LLP failed to pay the investment amount of RMB160,000 or the interest calculated at an interest rate of 4% per annum to Guangzhou GET Investment, Chengxing, also guaranteed by Xiaopeng

82 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 18. Other Non-Current Liabilities (continued) (i) The debt from third party investors consisted of the following three financing arrangements (continued): 1) Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. (?Guangzhou GET Investment?) (continued) Technology, will be liable for the unpaid amounts. Based on these arrangements, the Group consolidates Kunpeng Chuangye LLP via its subsidiaries Chengxing and Guangzhou Xiaopeng Investment. The Group regards the investment held by Guangzhou GET Investment as a liability with interest expenses amortized through the period given the risks and rewards of owning 44.4432% of equity interests in Kunpeng Chuangye LLP have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to the Group via Kunpeng Chuangye LLP. The interest payable, amounted to RMB3,033 and RMB6,233 as of June 30, 2024 and December 31, 2023, respectively, for the investment held by Guangzhou GET Investment was calculated at an interest rate of 4% per annum. The interest of RMB6,400 and RMB12,800 was repaid to Guangzhou GET Investment by the Group for the six months ended June 30, 2024 and 2023, respectively. 2) Financing in an amount of RMB500 million from Guangdong Yuecai Industry Investment Fund Partnership (Limited Partnership) (?Guangdong Utrust?) Pursuant to the share purchase agreement, dated March 12, 2021, signed among Chengxing, Chengxing?s shareholders (i.e. Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd., both of which are wholly owned subsidiaries of the Company) and Guangdong Utrust, Guangdong Utrust subscribed for common stock newly issued by Chengxing at a consideration of RMB500 million. Immediately after the share subscription, Guangdong Utrust began to hold 0.3067% of equity interest in Chengxing. The consideration of RMB500 million was paid by Guangdong Utrust on March 16, 2021 (?Initial Capital Injection Date of Guangdong Utrust?). Pursuant to the terms of the investment agreement, conditional upon any entity affiliated with Chengxing being granted a public offering approval by any stock exchange (?Relevant Listing Approval?) within 3 years after the Initial Capital Injection Date of Guangdong Utrust, Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash, such that it could choose to use any part of the relevant funds, subject to the consent of Guangdong Xiaopeng Motors Technology Co., Ltd., to participate in the international placing tranche of such public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangdong Utrust. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangdong Utrust, i.e. RMB500 million and an interest at a rate of 6% or 3% per annum which may apply to the entire RMB500 million, or a portion thereof, pursuant to the terms of the share purchase agreement. Upon the third anniversary of the Initial Capital Injection Date of Guangdong Utrust, if Guangdong Utrust, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such public offering arrangement or no relevant entity has obtained the Relevant

2 0 2 4 INTERIM REPORT 83 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 18. Other Non-Current Liabilities (continued) (i) The debt from third party investors consisted of the following three financing arrangements (continued): 2) Financing in an amount of RMB500 million from Guangdong Yuecai Industry Investment Fund Partnership (Limited Partnership) (?Guangdong Utrust?) (continued) Listing Approval, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangdong Utrust to sell, or Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase, the common stock in Chengxing held by Guangdong Utrust at a price of RMB500 million plus interest calculated at an interest rate of 3% per annum. In addition, pursuant to the terms of the arrangement, Guangdong Utrust does not have substantive participating rights in Chengxing. The Group regards the investment held by Guangdong Utrust as a liability with interest expenses amortized through the period as the risks and rewards of owning the 0.3067% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangdong Utrust is providing financing to Chengxing. On June 11, 2021, Guangdong Utrust notified Chengxing that it irrevocably undertakes not to exercise the rights under the share purchase agreement to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it in connection with the proposed listing of the Company on the Stock Exchange. As of June 30, 2024, the principal amount of RMB500,000 and interest of RMB48,238 have been paid as scheduled. 3) Financing in an amount of RMB1,000 million from Guangzhou GET Investment Pursuant to the share purchase agreement, dated March 30, 2021, signed among Chengxing, Chengxing?s shareholders and Guangzhou GET Investment, Guangzhou GET Investment subscribed for common stock newly issued by Chengxing at a consideration of RMB1,000 million. Immediately after the share subscription, Guangzhou GET Investment began to hold 1.0640% of equity interest in Chengxing. The consideration of RMB1,000 million was paid by Guangzhou GET Investment on March 31, 2021 (?Initial Capital Injection Date of Guangzhou GET Investment?). Pursuant to the terms of the agreement, conditional upon the disclosure of any plan of any potential onshore listing by any entity affiliated with Chengxing on any stock exchange in the PRC within 5 years after the Initial Capital Injection Date of Guangzhou GET Investment, Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash, such that it could use the relevant funds to participate in such potential onshore public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangzhou GET Investment. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such

84 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Other Non-Current Liabilities (continued)

(i) The debt from third party investors consisted of the following three financing arrangements (continued):

3) Financing in an amount of RMB1,000 million from Guangzhou GET Investment (continued)

purchase is to be calculated with reference to the consideration paid by Guangzhou GET Investment, i.e. RMB1,000 million and an interest at a rate of 4% or 6% per annum pursuant to the terms of the share purchase agreement. Upon the fifth anniversary of the Initial Capital Injection Date of Guangzhou GET Investment, if Guangzhou GET Investment, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such potential onshore listing in the PRC, or such relevant entity cannot successfully become listed in the PRC, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangzhou GET Investment to sell, or Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase, the common stock in Chengxing held by Guangzhou GET Investment at a price of RMB1,000 million plus interest calculated at the rate of 4% per annum. In addition, pursuant to the terms of the arrangement, Guangzhou GET Investment does not have substantive participating rights in Chengxing. The Group regards the investment held by Guangzhou GET Investment as a liability with interest expenses amortized through the period as the risks and rewards of owning the 1.0640% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to Chengxing.

The interest payable for the investment by Guangzhou GET Investment, amounted to RMB129,973 and RMB109,912 as of June 30, 2024 and December 31, 2023, respectively, was calculated at an interest rate of 4% per annum.

(ii) Movement of accrued warranty is as following:

	For the Six Months Ended June 30,	
	2024	**2023**
Accrued warranty — beginning of the period	**1,008,993**	641,062
Warranty costs incurred	**(82,904)**	(142,190)
Provision for warranty	**235,281**	133,710
Accrued warranty — end of the period	**1,161,370**	632,582
Less: Current portion of warranty	**(279,329)**	(193,245)
Non-current portion of warranty	**882,041**	439,337

2 0 2 4 INTERIM REPORT 85 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 18. Other Non-Current Liabilities (continued) (iii) Deposits from a third party represent the refundable deposit for the finance lease cooperation in which the Group serves as the lessor. 19. Revenues Revenues by source consisted of the following: For the Six Months Ended June 30, 2024 2023 Vehicle sales ? At a point in time 12,363,263 7,938,304 Services and others ? At a point in time 946,026 730,927 ? Over time 1,350,214 426,885 Total 14,659,503 9,096,116 20. Deferred Revenue The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue. For the Six Months Ended June 30, 2024 2023 Deferred revenue ? beginning of the period 1,299,943 1,083,249 Additions 13,266,602 8,106,575 Recognition (13,009,755) (8,062,270) Deferred revenue ? end of the period 1,556,790 1,127,554 Less: Deferred revenue, current portion (889,625) (429,348) Deferred revenue, non-current portion 667,165 698,206

86 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 20. Deferred Revenue (continued) Deferred revenue represents transaction price allocated to the performance obligations that are not yet satisfied or partially satisfied, which primarily arises from the undelivered vehicles, technical research and development services, charging piles, free battery charging within 4 or 6 years or 100,000 kilometers, the extended lifetime warranty, option between household charging pile and charging card, services of lifetime free battery charging in XPeng-branded charging station, lifetime warranty of battery as well as vehicle internet connection services. The Group expects that 57% of transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of June 30, 2024 will be recognized as revenue during the period from July 1, 2024 to June 30, 2025. The remaining 43% will be substantially recognized during the period from July 1, 2025 to June 30, 2034. 21. Ordinary Shares As of December 31, 2022, 1,376,693,799 Class A ordinary shares had been issued, out of which, 1,371,774,629 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding. The Group issued 5,701,628 Class A ordinary shares for the six months ended June 30, 2023, out of which, 92,500 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 5,609,128 Class A ordinary shares are treasury shares held by XPeng Inc. XPeng Inc. and XPeng Fortune Holding Limited transferred 2,808,214 Class A treasury shares to employees for the vested RSUs for the six months ended June 30, 2023, respectively. As of June 30, 2023, 1,382,395,427 Class A ordinary shares had been issued, out of which, 1,374,675,343 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding. As of December 31, 2023, 1,538,109,009 Class A ordinary shares had been issued, out of which, 1,535,297,395 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding. The Group issued 5,401,218 Class A ordinary shares for the six months ended June 30, 2024, out of which, 684,874 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 4,716,344 Class A ordinary shares are treasury shares held by XPeng Inc. XPeng Inc. and XPeng Fortune Holding Limited transferred 3,363,176 Class A treasury shares to employees for the vested RSUs for the six months ended June 30, 2024, respectively. As of June 30, 2024, 1,543,510,227 Class A ordinary shares had been issued, out of which, 1,539,345,445 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.

2 0 2 4 INTERIM REPORT 87 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 22. Share-based Compensation On June 28, 2020, the board of directors of the Company approved the 2019 Equity Incentive Plan (?2019 Plan?) with 161,462,100 Class A ordinary shares reserved. Options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments may be granted under the 2019 Plan. One RSU represents a right relating to one Class A ordinary share of the Group with a par value of US$0.00001 per share. The RSUs primarily include both service and performance conditions. For service condition, vesting schedules include: (i) 25% of the RSUs shall become vested on each anniversary of the vesting commencement date for four years thereafter; (ii) 40% of the RSUs shall become vested on the grant date and 15% of the RSUs become vested on each anniversary of the vesting commencement date for four years thereafter; (iii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in equal installments on each quarterly anniversary of the vesting commencement date for three years thereafter. In addition to the service conditions, for the RSUs granted prior to the completion of the IPO, employees are also required to provide continued service through the satisfaction of the occurrence of change of control or an IPO (?Liquidity Event?) that occurs within seven or ten years after the vesting commencement date. For RSUs with performance conditions which were granted subsequent to the completion of the IPO, employees are required to achieve the performance targets relating to performance appraisal results as set out in the respective relevant award agreements over the respective requisite service period. The RSUs granted prior to the completion of the IPO are measured at the grant date fair value of the awards and recognized as expense using the graded vesting method, net of estimated forfeitures, if any, over the requisite service period. Subsequent to the completion of the IPO, RSUs with only a service condition to employees under the 2019 Plan are vested on a straight-line basis net of estimated forfeitures, if any, over the requisite service period. RSUs with both service and performance conditions are recognized as expenses using the graded vesting method, net of estimated forfeitures, if any, over the requisite service period, when the performance condition is concluded to be probable to achieve.

88 XPeng Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

22. Share-based Compensation (continued)

A summary of the Group's RSU activity for the six months ended June 30, 2024 and 2023 were as follows:

	Number of restricted share units	Weighted average grant date fair value RMB
Outstanding as of December 31, 2023[i]	**29,194,817**	**54.42**
Granted	**6,397,872**	**25.65**
Vested	**(4,048,050)**	**52.44**
Forfeited	**(4,121,868)**	**67.21**
Outstanding as of June 30, 2024	**27,422,771**	**46.58**
Expected to vest as of June 30, 2024	**23,540,258**	

	Number of restricted share units	Weighted average grant date fair value RMB
Outstanding as of December 31, 2022[i]	35,995,906	59.72
Granted	8,631,764	32.30
Vested	(2,911,166)	70.67
Forfeited	(5,321,027)	56.90
Outstanding as of June 30, 2023	36,395,477	52.63
Expected to vest as of June 30, 2023	31,145,298	

Share-based compensation expense amounting to RMB216,017 and RMB259,208 were recognized for RSUs for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, there was RMB732,834 of unrecognized compensation expense relating to the RSUs. Excluding the 2022 Performance Based Award mentioned below, the expense is expected to be recognized over a weighted average period of 1.60 years.

2 0 2 4 INTERIM REPORT 89 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 22. Share-based Compensation (continued) (i) 2022 Performance Based Award In November 2022, the board of directors of the Company granted 8.02 million RSUs to certain employees (?2022 Award?) under 2019 Plan. The 2022 Award consists of five vesting tranches with both service and performance conditions. Such employees are required to provide continued services through the achievement of the performance conditions which were different for each vesting tranche. The Group will recognize the compensation cost when the performance conditions become probable of achievement. One of the five tranches of the 2022 Award had achieved the necessary performance condition as of December 31, 2023 and become probable to vest. As of June 30, 2024, unrecognized compensation expenses relating to the 2022 Award amounted to RMB60,728 as the remaining performance conditions were still not considered probable of achievement. 23. Taxation Composition of income tax expenses for the periods presented are as follows: For the Six Months Ended June 30, 2024 2023 Current income tax expenses 7,033 14,374 Deferred income tax benefit (39,746) ? Income tax (benefit) expenses (32,713) 14,374

90 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 24. Loss Per Share Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2024 and 2023 as follows: For the Six Months Ended June 30, 2024 2023 Numerator: Net loss (2,652,571) (5,141,610) Net loss attributable to ordinary shareholders of XPeng Inc. (2,652,571) (5,141,610) Denominator: Weighted average number of ordinary shares outstanding-basic and diluted 1,886,710,018 1,722,728,620 Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc. (1.41) (2.98) For the six months ended June 30, 2024 and 2023, the Company had potential ordinary shares, including non-vested RSUs granted and contingently issuable shares relating to contingent consideration. As the Group incurred losses for the six months ended June 30, 2024 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 28,762,553 and 38,043,781 as of June 30, 2024 and 2023, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company is between nil and 32,967,573 and nil as of June 30, 2024, and, 2023, respectively.

2024 INTERIM REPORT 91

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

25. Related parties

The principal related parties with which the Group had transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Xiaopeng He	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Mr. Hongdi Brian Gu	Honorary Vice Chairman of the Board and President
Mr. Tao He[3]	Former Senior Vice President
HT Flying Car Inc.	A Company Significantly Influenced by the Principal Shareholder
HT Flying Car (Hong Kong) Limited	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Huitian Aerospace Technology Co., Ltd. ("**Guangzhou Huitian**")	A Company Significantly Influenced by the Principal Shareholder
Guangdong Huitian Aerospace Technology Co., Ltd. ("**Guangdong Huitian**")	A Company Significantly Influenced by the Principal Shareholder
Rockets Capital L.P.[1]	A Partnership Significantly Influenced by the Company
Dogotix[2]	A Company Significantly Influenced by the Principal Shareholder
Dogotix (Hong Kong) Limited[2]	A Company Significantly Influenced by the Principal Shareholder
PX Robotics Inc. ("**PX Robotics**")[2]	A Company Significantly Influenced by the Principal Shareholder
Shenzhen Pengxing Smart Co., Ltd ("**Shenzhen Pengxing**")[2]	A Company Significantly Influenced by the Principal Shareholder
Shenzhen Pengxing Research[2]	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Xuetao[3]	A Company Controlled by the Company Secretary

(1) As of June 30, 2024, the principal shareholder and the President are the shareholders of the General Partner of Rockets Capital L.P. and the President is entitled to appoint one of three directors of the General Partner. The Group, together with its related parties, can exercise significant influence over Rockets Capital L.P. (Note 13(iv)).

92 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 25. Related parties (continued) (2) Since April 2021, Dogotix, Dogotix (Hong Kong) Limited, Shenzhen Pengxing, Shenzhen Pengxing Research and PX Robotics were controlled by the principal shareholder. In July 2022, upon the completion of Dogotix’s A round of fund raising, Dogotix, Shenzhen Pengxing and Shenzhen Pengxing Research became significantly influenced by the principal shareholder. In September 2023, the Group entered into an equity transfer agreement for the acquisition of the 74.82% equity shares of Dogotix. Upon the completion of the acquisition, Dogotix, Dogotix (Hong Kong) Limited, Shenzhen Pengxing, Shenzhen Pengxing Research and PX Robotics became subsidiaries wholly controlled by the Group. (3) Mr. Tao He joined the Company as senior vice president in January 2015 and was appointed as director in March 2020. In July 2021, he resigned from the directorship with effect from the Global Offering. Since June 2022, he established and jointly controlled Guangzhou Xuetao with 50% equity interests. He had resigned from senior vice president since April 2023. The Company Secretary of the Group controlled Guangzhou Xuetao with 100% equity interests after Mr. Tao He withdrew his shareholding in Guangzhou Xuetao in February 2024. (4) Major transactions with related parties: (i) Non-trade in nature For the six months ended June 30, 2024, the Group had repaid all the interest expenses on the payable due to Guangzhou Xuetao. For the six month ended June 30, 2023, the interest expenses on the payable due to Guangzhou Xuetao was RMB1,201. (ii) Trade in nature For the six months ended June 30, 2024 and 2023, the Group provided operational support services to companies significantly influenced by the principal shareholder amounted to RMB18,566 and RMB5,545, respectively. For the six months ended June 30, 2024 and 2023, the Group provided leasing services to companies significantly influenced by the principal shareholder amounted to RMB190 and RMB143, respectively. For the six months ended 30 June 2024 and 2023, the Group sold goods to companies significantly influenced by the principal shareholder amounted to RMB916 and RMB485, respectively. For the six months ended 30 June 2024 and 2023, the Group purchased services from companies significantly influenced by the principal shareholder amounted to RMB292 and RMB293, respectively.

2 0 2 4 INTERIM REPORT 93 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 25. Related parties (continued) (5) Amounts due from related parties: As of June 30, 2024, amounts due from related parties represents the receivables for operation support service and sales of goods amounting to RMB32,270 and RMB1,263, respectively, to the companies significantly influenced by the principal shareholder. As of December 31, 2023, amounts due from related parties represents the receivables for operation support service and sales of goods amounting to RMB12,566 and RMB382, respectively, to the companies significantly influenced by the principal shareholder. (6) Amounts due to related parties: As of June 30, 2024, amounts due to related parties represents the payables for purchased service amounting to RMB175 to the companies significantly influenced by the principal shareholder. As of December 31, 2023, amounts due to related parties represents: (i) the payable due to Guangzhou Xuetao amounted to RMB30,872, and (ii) the advances from the companies significantly influenced by the principal shareholder amounted to RMB8. (7) As of June 30, 2024 and December 31, 2023, there was an investment commitment of RMB544,555 and RMB541,186 to a partnership significantly influenced by the Company, respectively (Note 26(a)). (8) Key management compensation Compensation of key management personnel of the Group for the six months ended June 30, 2024 and 2023 were as follows: For the Six Months Ended June 30, 2024 2023 Basic salaries, housing fund, allowances and benefits in kind 45,420 75,439 Employer’s contributions to a retirement benefit scheme 84 179 Discretionary bonuses 2,221 3,542 Total 47,725 79,160

94 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 26. Commitments and Contingencies (a) Capital commitments Capital expenditures contracted for at the balance sheet dates but not recognized in the unaudited condensed consolidated financial statements are as follows: As of As of June 30, December 31, 2024 2023 Investments 544,555 541,186 Property, plant and equipment 418,375 191,690 Total 962,930 732,876 (b) Purchase commitments Purchase expenditures contracted for at the balance sheet dates but not recognized in the unaudited condensed consolidated financial statements are as follows: As of As of June 30, December 31, 2024 2023 Purchase commitments on purchase of raw materials(i) 2,043,524 2,118,392 (i) Such amount excludes purchase commitments related to certain models which have been upgraded or where production has ceased. Losses on such commitments have been provided for during the period ended June 30, 2024 and during the year ended December 31, 2023, respectively. (Note 16)

2 0 2 4 INTERIM REPORT 95 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 27. Subsequent events (i) Entry into the Master Agreement on E/E Architecture Technical Collaboration with Volkswagen On July 22, 2024, XPENG and Volkswagen announced entry into a Master Agreement on technical collaboration with respect to Electronic/Electrical Architecture (“E/E Architecture”) which solidifies both parties’ commitment to jointly develop industry-leading E/E Architecture for all locally produced vehicles based on Volkswagen’s China Main Platform (“CMP”) and Modular Electric Drive Matrix (“MEB”) platform. (ii) SOP Closing of the Acquisition of Didi’s Smart Auto Development Business Assets and the Issue of SOP Consideration Shares On July 30, 2024, the Company launched the mass-production in identical models (start-of-production, the “SOP”) of Mona for sales and delivery to ordinary customers and hence the SOP Milestone (as defined in the Share Purchase Agreement) under the share purchase agreement dated August 27, 2023 entered into between Didi Global Inc., Da Vinci Auto Co. Limited and the Company in relation to the acquisition of DiDi’s smart auto development business assets (the “Share Purchase Agreement”) has been achieved. Pursuant to the Share Purchase Agreement, the Company allotted and issued 4,636,447 Class A ordinary shares to DiDi on August 13, 2024, representing approximately 0.24% of the issued and outstanding share capital of the Company as enlarged by the allotment and issue of such shares.

96 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 28. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. The main reconciling items include onerous contract, operating leases, share-based compensation, warranty provisions and investments measured at fair value. The following table sets forth the effects of material differences prepared under U.S. GAAP and IFRS Accounting Standards: For the Six Months Ended June 30 2024 2023 RMB RMB Reconciliation of net loss attributable to the Company in the unaudited condensed consolidated statement of comprehensive loss Net loss attributable to the Company in the unaudited condensed consolidated statement of comprehensive loss as reported under U.S. GAAP (2,652,571) (5,141,610) IFRS adjustments: Onerous contract (Note(a)) 30,513 — Operating leases (Note(b)) (13,638) (17,802) Share-based compensation (Note(c)) 107,470 9,072 Warranty provisions (Note(d)) 10,787 24 Investments measured at fair value (Note(e)) — (110) Net loss attributable to the Company in the unaudited condensed consolidated statement of comprehensive loss as reported under IFRS (2,517,439) (5,150,426) As of As of June 30, December 31, 2024 2023 RMB RMB Reconciliation of total shareholders’ equity in the unaudited condensed consolidated balance sheets Total shareholders’ equity as reported under U.S. GAAP 34,005,366 36,328,527 IFRS adjustments: Onerous contract (Note(a)) (41,338) (71,851) Operating leases (Note(b)) (129,827) (116,189) Warranty provisions (Note(d)) 120,959 110,172 Total shareholders’ equity as reported under IFRS Accounting Standards 33,955,160 36,250,659

2 0 2 4 INTERIM REPORT 97 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 28. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards (continued) (a) Onerous contract In the third quarter of 2019, due to the upgrade of the G3 2019 to G3 2020, the Group voluntarily offered a customer upgrade program to all owners of G3 2019 model which was disclosed in Note 2(r). The additional promises included in the customer upgrade program for G3 2019 customers resulted in the Company incurring additional costs to fulfill the related additional promises upon the modification of the contracts with the customers. Such incremental costs exceeds the economic benefits expected to be received under the contract. Consequently the upgrade program resulted in an “onerous contract” situation. In the fourth quarter of 2023, due to the upgrade of the latest Intelligent Driving System, the Group voluntarily offered a customer voucher benefit to all current owners of P5 P-edition model equipped with XPILOT 3.5. The additional commitment included in the voucher benefit for these customers results in more costs to fulfill the related new contracts upon the modification and consequently resulted in an “onerous contract” situation. Under U.S. GAAP, there is no general guidance available for the recognition of onerous contract except for certain types of contracts or industry-specific arrangements. None of which is considered applicable to the Company’s situation above. Under IFRS Accounting Standards, provisions are recognized when a contract becomes onerous, which occurs when the unavoidable costs of meeting the obligation(s) under a contract exceed the economic benefits to be received. Accordingly, the reconciliation includes an onerous contract cost reversal of RMB30,513 and nil reversed in the unaudited condensed consolidated statement of comprehensive loss for each of the six months ended June 30, 2024 and 2023. The amounts represent the net losses incurred by the Group as a result of the onerous contract aforementioned above when it first offered (i) the upgrade program to its G3 customers during the year ended December 31, 2019 and the reversal of such losses as the onerous contract provision was fully utilized as of December 31, 2022 and (ii) its P5 customers during the year ended December 31, 2023 and the reversal of such losses as the onerous contract provision was partially utilized as of December 31, 2023. The reconciliation also includes a difference of onerous contract provision made of RMB41,338 and RMB71,851 as of June 30, 2024 and December 31, 2023, respectively.

98 XPeng Inc. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 28. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards (continued) (b) Operating leases For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRS Accounting Standards which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease. Accordingly, the reconciliation includes an expenses difference recognized in the unaudited condensed consolidated statement of comprehensive loss of RMB13,638 and RMB17,802 for the six months ended June 30, 2024 and 2023, respectively. The reconciliation also includes a difference in total shareholders’ equity of RMB129,827 and RMB116,189 as of June 30, 2024 and December 31, 2023, respectively. (c) Share-based compensation Subsequent to the completion of the IPO, the Group granted RSUs with service condition only to certain employees. The share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS Accounting Standards, the graded vesting method must be applied. Accordingly, the reconciliation includes an expense reversal of RMB107,470 and an expense reversal of RMB9,072 in the unaudited condensed consolidated statement of comprehensive loss for the six months ended June 30, 2024 and 2023, respectively. (d) Warranty provisions Under U.S. GAAP, the amount of the warranty provisions is not required to be discounted. While under IFRS Accounting Standards, it requires that the amount of warranty provisions be the present value of the expenditure expected to be required to settle the obligation. Accordingly, the reconciliation includes a cost of sales recognition difference in the unaudited condensed consolidated statement of comprehensive loss of RMB10,787 and RMB24 for the six months ended June 30, 2024 and 2023 in relation to the warranty cost. The reconciliation also includes a difference in total shareholders’ equity of RMB120,959 and RMB110,172 as of June 30, 2024 and December 31, 2023, respectively.

2 0 2 4 INTERIM REPORT 99 Notes to the Unaudited Condensed Consolidated Interim Financial Statements (All amounts in thousands, except for share and per share data, unless otherwise stated) 28. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards (continued) (e) Investments measured at fair value Under U.S. GAAP, the Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a non-recurring basis, and report the changes in the carrying value of the equity investments in current earnings. Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Accordingly, the reconciliation includes a fair value loss of nil and RMB110 on these investments in the unaudited condensed consolidated statement of comprehensive loss for the six months ended June 30, 2024 and 2023, respectively. The reconciliation includes no difference in total shareholders’ equity as of June 30, 2024 and December 31, 2023 respectively.

100 XPeng Inc. General Information (1) DIVIDENDS The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2024. (2) PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES On February 19, 2024, the Company issued 34,874 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. On March 25, 2024, the Company issued 2,070,152 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. On April 10, 2024, the Company issued 650,000 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. On June 20, 2024, the Company issued 2,646,192 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan. Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period. The Company did not have any treasury shares (within the meaning of the Listing Rules) as at June 30, 2024. (3) INTERESTS AND/OR SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS As of June 30, 2024, the interests and/or short positions (as applicable) of our Directors and chief executive in the shares, underlying shares and debentures of our Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be notified to our Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she was taken or

2024 INTERIM REPORT 101

General Information

deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, as recorded in the register referred to therein, or which were required to be notified to our Company and the Stock Exchange pursuant to the Model Code, were as follows:

(A) Interests in the shares of the Company

Name of Director	Nature of interest	Relevant entity	Number and class of shares[1]	Long position/ Short position	Approximate percentage of interest of each class of shares in the Company[1]
Xiaopeng He	Interest in controlled corporation	Simplicity Holding Limited	327,708,257 Class B ordinary shares	Long position	94.0%
	Interest in controlled corporation	Respect Holding Limited	21,000,000 Class B ordinary shares	Long position	6.0%
	Founder of a discretionary trust	N/A	4,400,000 Class A ordinary shares	Long position	0.3%
Fang Qu	Beneficial owner[2]	N/A	11,550 Class A ordinary shares	Long position	0.0%

Notes:

(1) As of June 30, 2024, the Company had 1,892,218,484 issued and outstanding share capital in total, comprising 1,543,510,227 Class A ordinary shares (including 2,737,104 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 348,708,257 Class B ordinary shares.

(2) As of June 30, 2024, Ms. Fang Qu beneficially held 7,700 Class A ordinary shares, and she was interested in 3,850 Class A ordinary shares underlying 3,850 RSUs granted to her under the 2019 Equity Incentive Plan.

102 XPeng Inc. General Information Save as disclosed above, as of June 30, 2024, so far as was known to any Director or the chief executive of the Company, none of the Directors or chief executive of the Company or their respective close associates had any interests or short/long positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

2024 INTERIM REPORT 103

General Information

(4) INTERESTS AND/OR SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of June 30, 2024, so far as was known to the Directors or chief executive of the Company, the following persons (other than the Directors or chief executive of the Company) had the following interests and/or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept pursuant to Section 336 of the SFO:

Name of Shareholder	Capacity/ Nature of Interest	Number of Shares[1]	Long position/ Short position	Approximate % of Shareholding in Respective Class of Share of the Company[1]
Class A ordinary shares				
Volkswagen Finance Luxemburg S.A.[2]	Beneficial interest	94,079,255	Long position	6.1%
Volkswagen AG[2]	Interest in controlled corporations	94,079,255	Long position	6.1%
Porsche Automobil Holding SE[2]	Interest in controlled corporations	94,079,255	Long position	6.1%
Ferdinand Porsche Familien-Holding GmbH[2]	Interest in controlled corporations	94,079,255	Long position	6.1%
Ferdinand Porsche Familien-Privatstiftung[2]	Interest in controlled corporations	94,079,255	Long position	6.1%
BlackRock, Inc.[3]	Interest in controlled corporations	82,834,683	Long position	5.4%
		1,059,876	Short position	0.1%
JPMorgan Chase & Co.[4]	Interest in controlled corporations	65,886,089	Long position	4.3%
		62,957,833	Short position	4.1%
	Investment manager	1,839,454	Long position	0.1%
	Person having a security interest in shares	4,249,074	Long position	0.3%
	Trustee	5,122	Long position	0.0%
	Approved lending agent	5,290,879	Long position	0.3%
Class B ordinary shares				
Simplicity Holding Limited[5]	Beneficial interest	327,708,257	Long position	94.0%
Respect Holding Limited[5]	Beneficial interest	21,000,000	Long position	6.0%
Binghe Galaxy Limited[5]	Interest in controlled corporations	348,708,257	Long position	100.0%
Trident Trust Company (HK) Limited[6]	Trustee	348,708,257	Long position	100.0%

Notes:

(1) As of June 30, 2024, the Company had 1,892,218,484 issued and outstanding share capital in total, comprising 1,543,510,227 Class A ordinary shares (including 2,737,104 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under the 2019 Equity Incentive Plan) and 348,708,257 Class B ordinary shares.

104 XPeng Inc. General Information (2) On December 6, 2023, 94,079,255 Class A ordinary shares were issued by the Company to Volkswagen Finance Luxemburg S.A. pursuant to the VW Share Purchase Agreement. Volkswagen Finance Luxemburg S.A. is wholly owned by Volkswagen AG, which is 53.35% owned by Porsche Automobil Holding SE, and Porsche Automobil Holding SE is controlled by Ferdinand Porsche Familien-Holding GmbH through various entities, and Ferdinand Porsche Familien-Holding GmbH is 90% owned by Ferdinand Porsche Familien-Privatstiftung. Under the SFO, each of Volkswagen AG, Porsche Automobil Holding SE, Ferdinand Porsche Familien-Holding GmbH and Ferdinand Porsche Familien-Privatstiftung is deemed to be interested in the Shares held by Volkswagen Finance Luxemburg S.A (3) As of June 30, 2024, BlackRock, Inc. had long position of 82,834,683 Class A ordinary shares and short position of 1,059,876 Class A ordinary shares through its various subsidiaries or entities controlled by it. (4) As of June 30, 2024, JPMorgan Chase & Co. had long position of 77,270,618 Class A ordinary shares (including lending pool of 5,290,879 Class A ordinary shares) and short position of 62,957,833 Class A ordinary shares through its various subsidiaries or entities controlled by it. (5) Simplicity Holding Limited and Respect Holding Limited are both wholly owned by Mr. Xiaopeng He (being the settlor) through Binghe Galaxy Limited under The Binghe Trust. (6) Trident Trust Company (HK) Limited was the trustee with respect to The Binghe Trust, which was interested in 348,708,257 Class B ordinary shares, and therefore Trident Trust Company (HK) Limited was deemed to be interested in all such Shares.

2 0 2 4 INTERIM REPORT 105 General Information Save as disclosed herein, there is no other person known to the Directors or chief executive of the Company who, as of June 30, 2024, had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO or who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company. (5) MODEL CODE FOR SECURITIES TRANSACTIONS The Company has adopted the Model Code as set out in Appendix C3 to the Listing Rules as its code of conduct regarding Directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period. (6) COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules. Pursuant to code provision C.2.1 of part 2 of the CG Code as set out in Appendix C1 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. Other than the above, the Company has complied with the code provisions set out in part 2 of the CG Code during the Reporting Period.

106 XPeng Inc. General Information (7) DISCLOSURE OF CHANGES IN DIRECTORS’ AND CHIEF EXECUTIVE’S INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES Upon specific inquiry by the Company, except as disclosed hereunder, there is no change in information for any of the Directors or chief executive which would require disclosure pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and up to the Latest Practicable Date. Mr. Donghao Yang resigned as an independent director of Qingmu Digital Technology Co., Ltd. (), a company listed on the ChiNext Market of Shenzhen Stock Exchange (stock code: 301110), in January 2024. Ms. Xiao Hu resigned as a non-executive Director of the Company on March 19, 2024. Mr. Fei Yang retired as a non-executive Director upon conclusion of the annual general meeting of the Company on June 28, 2024. Mr. Ji-Xun Foo has served as a managing partner at GGV Capital, a venture capital firm, from 2006 to 2023. He currently serves as a senior managing partner at Granite Asia, a multi-asset investment platform. (8) USE OF NON-GAAP FINANCIAL MEASURES The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The table below sets forth certain information in relation to the unaudited interim reconciliations of GAAP and Non-GAAP results.

2 0 2 4 INTERIM REPORT 107 General Information UNAUDITED INTERIM RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data) For the Six Months Ended June 30, 2024 2023 RMB RMB Loss from operations (3,255,029) (5,675,560) Fair value gain on derivative liability relating to contingent consideration (191,793) —Share-based compensation expenses 216,017 259,208 Non-GAAP loss from operations (3,230,805) (5,416,352) Net loss (2,652,571) (5,141,610) Fair value gain on derivative liability relating to contingent consideration (191,793) —Share-based compensation expenses 216,017 259,208 Non-GAAP net loss (2,628,347) (4,882,402) Net loss attributable to ordinary shareholders (2,652,571) (5,141,610) Fair value gain on derivative liability relating to contingent consideration (191,793) —Share-based compensation expenses 216,017 259,208 Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc. (2,628,347) (4,882,402) Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share Basic and diluted 1,886,710,018 1,722,728,620 Non-GAAP net loss per ordinary share Basic and diluted (1.39) (2.83) Weighted average number of ADS used in calculating Non-GAAP net loss per share Basic and diluted 943,355,009 861,364,310 Non-GAAP net loss per ADS Basic and diluted (2.79) (5.67)

108 XPeng Inc. General Information (9) REVIEW OF INTERIM REPORT BY THE AUDIT COMMITTEE OF THE COMPANY The Audit Committee of the Company comprises Mr. Donghao Yang (chairman), Mr. Ji-Xun Foo and Mr. HongJiang Zhang. Mr. Donghao Yang and Mr. HongJiang Zhang are both independent non-executive Directors. The Audit Committee of the Company has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2024. (10) REVIEW OF INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS The interim unaudited condensed consolidated financial statements, including reconciliation between U.S. GAAP and International Financial Reporting Standards, of the Group for the six months ended June 30, 2024 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 — “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024 have also been reviewed by the Audit Committee of the Company. (11) WEIGHTED VOTING RIGHTS The Company is controlled through weighted voting rights. Each Class A ordinary share has one vote per Share and each Class B ordinary share has ten votes per Share except with respect to resolutions regarding a limited number of Reserved Matters, where each Share has one vote. The Company’s WVR Structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who controls the Company with a view to its long-term prospects and strategy. Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with WVR Structures, in particular that interests of the WVR Beneficiary may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. Shareholders and prospective investors should make the decision to invest in the Company only after due and careful consideration.

2024 INTERIM REPORT 109

General Information

The table below sets out the ownership and voting rights to be held by the WVR Beneficiary as of the Latest Practicable Date:

WVR Beneficiary	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)
Mr. Xiaopeng He[1]	Class A ordinary shares	8,239,844	0.2%
	Class B ordinary shares	348,708,257	69.3%

Note:

(1) Representing (i) 1,000,000 Class A ordinary shares held by Mr. Xiaopeng He, (ii) 2,839,844 Class A ordinary shares represented by ADSs held through Galaxy Dynasty Limited, which is wholly-owned by Mr. Xiaopeng He, (iii) 4,400,000 Class A ordinary shares represented by ADSs held through Simplicity Holding Limited, (iv) 327,708,257 Class B ordinary shares and 21,000,000 Class B ordinary shares held through Simplicity Holding Limited and Respect Holding Limited, respectively. Simplicity Holding Limited and Respect Holding Limited are both wholly owned by Mr. Xiaopeng He (being the settlor) through Binghe Galaxy Limited under The Binghe Trust.

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. As of the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 348,708,257 Class A ordinary shares, representing approximately 22.5% of the total number of issued Class A ordinary shares (including 4,466 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under the 2019 Equity Incentive Plan) as of the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares will cease when no WVR Beneficiary has beneficial ownership of any of our Class B ordinary shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B ordinary shares have transferred to another person of the beneficial ownership of, or economic interest in, all of the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class B ordinary shares have been converted to Class A ordinary shares.

110 XPeng Inc. General Information (12) CORPORATE GOVERNANCE COMMITTEE The Corporate Governance Committee consists of three members, namely Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang, all of whom are independent non-executive Directors. Mr. Donghao Yang is the chairman of the Corporate Governance Committee. The charter of the Corporate Governance Committee is of no less exacting terms than those set out in the CG Code and is in compliance with Rule 8A.30 of the Listing Rules. The primary duties of the Corporate Governance Committee are to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company. The following matters are a summary of the work performed by the Corporate Governance Committee during the six months ended June 30, 2024. 1) reviewed and monitored the Company’s policies and practices on compliance with legal and regulatory requirements; 2) reviewed the Company’s compliance with the CG Code and the deviations from code provision C.2.1 of the CG Code and the Company’s disclosure for compliance with Chapter 8A of the Listing Rules; 3) reviewed and monitored the training and continuous professional development of Directors and senior management of the Company; 4) reviewed and monitored the code of conduct and compliance manual applicable to Directors and employees of the Company; 5) reviewed the remuneration and terms of engagement of the compliance adviser of the Company; 6) reviewed and monitored the management of conflicts of interests between the Company, a subsidiary of the Company and/or Shareholders (considered as a group) on one hand and the WVR Beneficiary on the other; 7) reviewed and monitored all risks related to the WVR Structure, including connected transactions between the Group/Shareholders on one hand and the WVR Beneficiary on the other; 8) reviewed and discussed matters related to the proposed re-election of the retiring Directors at the annual general meeting of the Company; 9) sought to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and 10) reported on the work of the Corporate Governance Committee covering all areas of its charter.

2024 INTERIM REPORT 111

General Information

(13) 2019 EQUITY INCENTIVE PLAN

The Company currently has only one long term incentive plan, which is the 2019 Equity Incentive Plan. The 2019 Equity Incentive Plan was first adopted by the Board on June 28, 2020 and was further amended and restated in June 2021. The purpose of the 2019 Equity Incentive Plan is to enable the Company to attract and retain the services of directors and employees considered essential to the success of the Company and relevant member of the Group by providing additional incentives to promote the success of the Group as a whole.

The Company renewed on January 1, 2021 the maximum number of RSUs which may be granted under the 2019 Equity Incentive Plan to 63,192,227, which represented 4% of the total shares of the Company outstanding on December 31, 2020 and equal number of underlying Class A ordinary shares.

Details of the Outstanding RSUs Granted under the 2019 Equity Incentive Plan

The Company has only granted RSUs under the 2019 Equity Incentive Plan. As of June 30, 2024, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2019 Equity Incentive Plan amounted to 23,321,297, representing approximately 1.2% of the total issued and outstanding Shares of the Company as of June 30, 2024.

The table below shows the details of the outstanding RSUs granted under the 2019 Equity Incentive Plan during the Reporting Period, except for which, no RSUs had been granted to the (i) Directors, chief executive or substantial shareholders of the Company, or their respective associates; or (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue (excluding treasury shares, if any), during the Reporting Period.

Grantees	Number of RSUs unvested as of January 1, 2024	Number of RSUs granted during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed during the Reporting Period	Number of RSUs cancelled during the Reporting Period	Number of RSUs unvested as of June 30, 2024	Purchase price of RSUs granted
Director							
Fang Qu	3,850[1][6][7]	0	0	0	0	3,850[1][6][7]	nil
Employees and other grantees[5]	**24,528,033[2][6][7]**	**6,397,872[3][6][7]**	**4,048,050[4]**	**3,560,408**	**0**	**23,317,447[2][6][7]**	**nil**
Total	**24,531,883**	**6,397,872**	**4,048,050**	**3,560,408**	**0**	**23,321,297**	**nil**

Notes:

(1) The grant date of the RSUs unvested as of January 1, 2024 was June 16, 2021. The grant date of the RSUs unvested as of June 30, 2024 was June 16, 2021.

(2) The grant dates of the RSUs unvested as of January 1, 2024 were from June 1, 2020 to October 20, 2023. The grant date of the RSUs unvested as of June 30, 2024 were from June 1, 2020 to April 19, 2024.

(3) The grant dates were January 31, 2024 and April 19, 2024. The closing prices of the Class A ordinary shares immediately before the dates of grants were HK$34.4 and HK$29.15. Please see Notes 2(x) and 22 to the unaudited condensed consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the underlying Class A ordinary shares.

112 XPeng Inc. General Information (4) The weighted average closing price of the Class A ordinary shares immediately before the dates on which the RSUs were vested were from HK$32.1 to HK$56.5. (5) Other grantees were former employees. (6) The exercise period of the RSUs granted shall commence from the date on which the relevant RSUs become vested and ended on the date the grantees are terminated for cause, subject to the terms of the 2019 Equity Incentive Plan and the award agreement signed by the grantees. (7) Subject to the terms and conditions of the 2019 Equity Incentive Plan and the award agreements entered into between the Company and each of the grantees, the vesting schedules include: (i) 25% of the RSUs shall become service-vested on each of the annual anniversary of the vesting commencement date for a period of four (4) years after the grant; (ii) 25% of the RSUs shall become service-vested on a specific date or on the first anniversary of the vesting commencement date, and the remaining 75% of RSUs shall become service-vested in equal installments on each quarterly anniversary for a period of three (3) years thereafter; (iii) nil, nil, 50% and 50% of the RSUs shall become service-vested on each of the annual anniversary of the vesting commencement date for a period of four (4) years after the grant; and (iv) all of the RSUs shall become service-vested on the first annual anniversary of the vesting commencement date. As at the beginning of the Reporting Period, 37,099,950 RSUs (representing equal number of underlying Class A ordinary shares) may be further granted under the 2019 Equity Incentive Plan. As at the end of the Reporting Period, 34,262,486 RSUs (representing equal number of underlying Class A ordinary shares) may be further granted under the 2019 Equity Incentive Plan, representing approximately 1.8% of the total issued and outstanding Shares of the Company. The number of Class A ordinary shares that may be issued in respect of RSUs granted (excluding the RSUs lapsed and cancelled during the Reporting Period) under the 2019 Equity Incentive Plan during the Reporting Period divided by the weighted average number of Class A ordinary shares in issue (excluding treasury shares, if any) for the six months ended June 30, 2024 was 0.3%. (14) IMPORTANT EVENTS AFTER THE REPORTING PERIOD Entry into the Master Agreement on E/E Architecture Technical Collaboration with the Volkswagen Group On July 22, 2024, XPENG and the Volkswagen Group announced entry into a Master Agreement on technical collaboration with respect to E/E Architecture which solidifies both parties’ commitment to jointly develop industry-leading E/E Architecture for all locally produced vehicles based on Volkswagen’s China Main Platform (CMP) and Modular Electric Drive Matrix (MEB) platform. For details, please refer to the announcement of the Company dated July 22, 2024. SOP Closing of the Acquisition of Didi’s Smart Auto Development Business Assets and the Issue of SOP Consideration Shares On July 30, 2024, the Company launched the mass-production in identical models (start-of-production, the “SOP”) of Mona for sales and delivery to ordinary customers and hence the SOP Milestone (as defined in the Share Purchase Agreement) under the share purchase agreement dated August 27, 2023 entered into between Didi Global Inc., Da Vinci Auto Co. Limited and the Company in relation to the acquisition of Didi’s smart auto development business assets (the “Share Purchase Agreement”) has been achieved. Pursuant to the Share Purchase Agreement, the

2 0 2 4 INTERIM REPORT 113 General Information Company allotted and issued 4,636,447 Class A ordinary shares to DiDi, representing approximately 0.24% of the issued and outstanding share capital of the Company as enlarged by the allotment and issue of such 4,636,447 Class A ordinary shares. For details, please refer to the announcements of the Company dated August 28, 2023, November 13, 2023 and August 13, 2024. Save as disclosed in this report, no important events affecting the Group occurred since June 30, 2024 and up to the Latest Practicable Date. (15) SUFFICIENCY OF PUBLIC FLOAT Based on the information publicly available to the Company and to the knowledge of the Directors, during the Reporting Period and up to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules. (16) FUND RAISING ACTIVITIES (a) Listing on the NYSE and Follow-on Offering (i) Listing on the NYSE In August 2020, the Company completed the initial public offering and was listed on the NYSE (the “Listing on the NYSE”) in which it offered and sold an aggregate 114,693,333 ADSs, representing 229,386,666 Class A ordinary shares with the offer price of US$15.00 per ADS, raising a total of US$1,655.7 million in net proceeds after deducting underwriting discounts commissions and expenses. The net proceeds from the Listing on the NYSE have been utilized in accordance with the purposes set out in the prospectus disclosed on the website of the SEC dated August 28, 2020 as follows: 50% of the net proceeds for research and development of our Smart EVs and technologies; 30% of the net proceeds for selling and marketing and expansion of sales channels; and 20% of the net proceeds for general corporate purposes, including working capital needs. There has been no change in the intended use of net proceeds disclosed as above, and the Company had fully utilized the net proceeds in accordance with such intended purposes depending on actual business needs. (ii) Net proceeds from Follow-on Offering In December 2020, the Company completed its follow-on public offering on the NYSE (the “Follow-on Offering”) in which the Company offered and sold an aggregate 55,200,000 ADSs, representing 110,400,000 Class A ordinary shares with the offer price of US$45.00 per ADS, raising a total of US$2,444.9 million in net proceeds after deducting underwriting discounts, commissions and expenses. The net proceeds from the Follow-on Offering have been utilized in accordance with the purposes set out in the prospectus disclosed on the website of the SEC dated December 10, 2020. as follows:

114 XPeng Inc. General Information 30% of the net proceeds for research and development of our Smart EVs and software, hardware and data technologies; 30% of the net proceeds for sales and marketing and expansion of sales and service channels and super charging network, as well as the expansion of our footprints in the international markets; 20% of the net proceeds for potential strategic investments in core technologies of Smart EV; and 20% of the net proceeds for general corporate purposes, including working capital needs. There has been no change in the intended use of net proceeds disclosed as above, and the Company had fully utilized the net proceeds from the Follow-on Offering in accordance with the aforementioned intended purposes. (b) Initial Public Offering on the Hong Kong Stock Exchange On July 7, 2021, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. The Company issued a total of 97,083,300 Class A ordinary shares with the offer price of HK$165.00 per share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) in the Global Offering. Net proceeds from the Global Offering, after deducting underwriting discounts and commissions, including the partial exercise of the over-allotment option, were approximately HK$15,823 million. As of the Latest Practicable Date, there has been no change in the intended use of net proceeds as disclosed in Prospectus. The Company expects to fully utilize the remaining amount of the net proceeds in accordance with such intended purposes within one year. As of June 30, 2024, the Group had utilized the net proceeds from the Global Offering as set out in the table below: Utilized Unutilized % of Unutilized amount for the amount use of amount as at six months ended as at proceed Net proceeds December 31, 2023 June 30, 2024 June 30, 2024 (HK$ million) (HK$ million) (HK$ million) (HK$ million) Research and development of software technology 15% 2,373.5 1,308.4 1,153.7 154.7 Research and development of new models and improving hardware technology 20% 3,164.6 1,991.1 1,429.9 561.2 Research and development of other technology investments 10% 1,582.3 — — —

2 0 2 4 INTERIM REPORT 115 General Information Utilized Unutilized % of Unutilized amount for the amount use of amount as at six months ended as at proceed Net proceeds December 31, 2023 June 30, 2024 June 30, 2024 (HK$ million) (HK$ million) (HK$ million) (HK$ million) Enhancement for brand recognition in order to promote the sale of our Smart EVs 10% 1,582.3 505.8 505.8 —Broadening of sales, services, and super charging network, as well as to improve the skills and service quality of our sales and marketing personnel with better customer services 20% 3,164.6 826.0 826.0 —Strategic building and expansion of presence in international markets, starting with certain European markets. Specifically, (a) open sales stores in select countries to enhance brand recognition and improve customer reach internationally; and (b) enhance marketing efforts to promote our brand and develop potential customer base 5% 791.2 691.8 144.5 547.3 Enhancement of production capability, including expansion of capacity, upgrade of manufacturing facilities and development of manufacturing technologies 10% 1,582.3 — — —Working capital and other general corporate purposes to support our business operation and growth in the next 12 months 10% 1,582.3 1,042.7 482.1 560.6 Total 100% 15,823.0 6,365.8 4,542.0 1,823.8

116 XPeng Inc. General Information (17) APPRECIATION The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in the future. Also, the Group wishes to extend its gratitude for the continued support from its Shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all Shareholders. (18) SAFE HARBOR STATEMENT This interim report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this report is as of the Latest Practicable Date, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

2024 INTERIM REPORT 117

Corporate Information

DIRECTORS

Executive Director

Xiaopeng He (何小鵬) *(Chairman of the Board and Chief Executive Officer)*

Non-Executive Director

Ji-Xun Foo (符績勳)

Independent Non-Executive Directors

Donghao Yang (楊東皓)
Fang Qu (瞿芳)
HongJiang Zhang (張宏江)

AUDIT COMMITTEE

Donghao Yang (楊東皓) *(Chairperson)*
Ji-Xun Foo (符績勳)
HongJiang Zhang (張宏江)

COMPENSATION COMMITTEE

Fang Qu (瞿芳) *(Chairperson)*
Xiaopeng He (何小鵬)
HongJiang Zhang (張宏江)

NOMINATION COMMITTEE

HongJiang Zhang (張宏江) *(Chairperson)*
Xiaopeng He (何小鵬)
Fang Qu (瞿芳)

CORPORATE GOVERNANCE COMMITTEE

Donghao Yang (楊東皓) *(Chairperson)*
Fang Qu (瞿芳)
HongJiang Zhang (張宏江)

COMPANY SECRETARY

Yeqing Zheng (鄭葉青)

AUTHORISED REPRESENTATIVES

Xiaopeng He (何小鵬)
Yeqing Zheng (鄭葉青)

CORPORATE HEADQUARTERS

No. 8 Songgang Road
Changxing Street, Cencun
Tianhe District
Guangzhou
PRC

REGISTERED OFFICE IN CAYMAN ISLANDS

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

118 XPeng Inc.

Corporate Information

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

PRINCIPAL SHARE REGISTRAR

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

COMPLIANCE ADVISER

Guotai Junan Capital Limited
27/F, Low Block, Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

AUDITOR AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong law:
Freshfields Bruckhaus Deringer
55th Floor, One Island East
Taikoo Place
Quarry Bay
Hong Kong

As to U.S. law:
Sullivan & Cromwell (Hong Kong) LLP
20/F, Alexandra House,
18 Chater Road
Central
Hong Kong

As to PRC laws:
Fangda Partners
27/F North Tower Beijing Kerry Centre
1 Guanghua Road
Chaoyang District
Beijing
PRC

As to Cayman Islands laws:
Harney Westwood & Riegels
3501 The Center
99 Queen's Road Central
Central
Hong Kong

STOCK SHORT NAME

XPENG — W

STOCK EXCHANGE STOCK CODE

9868

NYSE SYMBOL

XPEV

COMPANY WEBSITE

www.xiaopeng.com

2 0 2 4 INTERIM REPORT 119 Definitions In this interim report, the following expressions have the meanings set out below unless the context requires otherwise. “2019 Equity Incentive Plan” the equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021 “ADSs” American depositary shares, each of which represents two Class A ordinary shares “Articles of Association” the articles of association of our Company adopted on August 20, 2020, as amended and restated in June 2023 and as amended from time to time “Board” the board of Directors of the Company “Class A ordinary shares” Class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company “Class B ordinary shares” Class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the Reserved Matters shall be voted on a one vote per share basis “Company”, “our Company”, XPeng Inc., a company controlled through weighted voting rights and “the Company” or “XPeng” or “XPENG” incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on the NYSE “Director(s)” the director(s) of the Company

120 XPeng Inc. Definitions “EV” or “electric vehicle” the battery electric vehicle used for the carriage of passengers “Global Offering” the global offering comprises the Hong Kong public offering of 4,250,000 Class A ordinary shares as well as the international offering of 80,750,000 Class A ordinary shares initially available for subscription and 12,083,300 Class A ordinary shares pursuant to the partial exercise of the over-allotment option “Group”, “the Group”, “our Group”, the Company and its subsidiaries and consolidated variable interest entities “we”, “our” or “us” from time to time or, where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time “HK$” or “Hong Kong dollars” Hong Kong dollars, the lawful currency of Hong Kong “Hong Kong” the Hong Kong Special Administrative Region of the PRC “Hong Kong Stock Exchange” The Stock Exchange of Hong Kong Limited or “Stock Exchange” “Latest Practicable Date” September 18, 2024, being the latest practicable date for ascertaining the contents set out in this report “Listing on the Hong Kong Stock the listing of the Class A ordinary shares on the Main Board of the Hong Kong Exchange” Stock Exchange “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited “Memorandum” our memorandum of association (as amended from time to time), the current form of which was adopted on August 20, 2020 and amended and restated in June 2023 “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules “NYSE” New York Stock Exchange

2 0 2 4 INTERIM REPORT 121 Definitions “PRC”, “China” or “Mainland China” the People’s Republic of China, but for the purposes of this interim report only, except where the context requires, references in this interim report to PRC, China or Mainland China exclude Hong Kong, Macau and Taiwan “Prospectus” the prospectus of the Company published on the website of the Hong Kong Stock Exchange on June 25, 2021 “Reporting Period” the six months ended June 30, 2024 “Reserved Matters” those matters resolutions with respect to which each Share is entitled to one vote at general meetings of our Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary winding-up of our Company “RMB” Renminbi, the lawful currency of the PRC “RSU(s)” restricted share units “SEC” the Securities and Exchange Commission of the United States “SFC” the Securities and Futures Commission of Hong Kong “SFO” the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time “Share(s)” the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires “Shareholder(s)” holder(s) of Shares and, where the context requires, ADSs “Smart EV” electric vehicles with a rich array of connectivity, advanced driver assistance systems and smart technology features “substantial shareholder(s)” has the meaning ascribed to it under the Listing Rules “U.S.” or “United States” the United States of America, its territories and possessions, any state of the United States and the District of Columbia

122 XPeng Inc. Definitions “U.S. GAAP” accounting principles generally accepted in the United States “US$” U.S. Dollars, the lawful currency of the U.S. “WVR Beneficiary” has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Xiaopeng He, being the holder of the Class B ordinary shares upon Listing on the Hong Kong Stock Exchange, entitling him to weighted voting rights ”WVR Structure” has the meaning ascribed to it under the Listing Rules “%” per cent In this interim report, if there is any inconsistency between the Chinese names of the entities, authorities, organisations, institutions or enterprises established in China or the awards or certificate given in China and their English translations, the Chinese version shall prevail.